SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Extraordinary General Meeting

Manual for Shareholder's Participation

December 16th, 2013

PETROBRAS

INDEX

Invitation	3
Notice of Meeting	4
Information to Vote	7
Public Power of Attorney Request	8
Items to be discussed in the Extraordinary General Meeting (EGM):
I. Merger of REFINARIA ABREU E LIMA S.A (“RNEST”) into PETROBRAS	9
Appendix I – Fiscal Council Opinion	11
Appendix II – Protocol and Justification for the Merger of RNEST into PETROBRAS	12
Appendix III – Valuation report of RNEST	19
Appendix IV – (CVM Instruction No. 481- Annex 21)	23
Commercial Proposal of PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES
(“PWC”) to RNEST
Commercial Proposal of PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES
(“PWC”) to PETROBRAS	25
II. Merger of COMPANHIA DE RECUPERAÇÃO SECUNDÁRIA (CRSec) into PETROBRAS	35
Appendix I – Fiscal Council Opinion	37
Appendix II – Protocol and Justification for the Merger of CRSec into PETROBRAS	38
Appendix III – Valuation report of CRSec	45
Appendix IV – (CVM Instruction No. 481- Annex 21)	69
Commercial Proposal of APSIS to CRSec
Commercial Proposal of APSIS to PETROBRAS	71
III. Partial Division of PETROBRAS INTERNATIONAL FINANCE COMPANY S.A. (“PIFCO”) with the Merger of this Partial Division into PETROBRAS	80
Appendix I – Fiscal Council Opinion	82
Appendix II – Protocol and Justification for the Partial Division of PIFCO with the Merger of this Partial Division into PETROBRAS	83

• Appendix II A – Valuation report from Luxembourg	107
• Appendix II B – Valuation report from Brazil	116
• Appendix II C – ‘Pro Forma’ Balance Sheet	120
Appendix III – Valuation report from PIFCO	116
Appendix IV – (CVM Instruction No. 481- Annex 21)	23
Commercial Proposal of PWC to PIFCO
Commercial Proposal of PWC to PETROBRAS	121
Appendix V – Explanatory report of the Board of Directors of the Recipient Company	130

INVITATION

Date: December 16, 2013 Time: 3:00 pm

Address: auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of (RJ)

Agenda items:

Extraordinary General Meeting

I. Merger of REFINARIA ABREU E LIMA S.A (“RNEST”) into PETROBRAS.

II. Merger of COMPANHIA DE RECUPERAÇÃO SECUNDÁRIA (“CRSec”) into PETROBRAS.

III. Partial demerger of PETROBRAS INTERNATIONAL FINANCE COMPANY S.A. (“PIFCO”) with merger of spun off portion into PETROBRAS.

Open Capital Company
CNPJ/MF no 33.000.167/0001-01
NIRE no 33300032061

NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS calls the shareholders of the Company to hold an Extraordinary General Meeting on December 16, 2013, at 03:00 pm, at the auditorium registered office of the Company, at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to resolve on the following matters:

I. Merger of REFINARIA ABREU E LIMA S.A (“RNEST”) into PETROBRAS to:

(1) Ratify the contract of PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES (“PWC”) by PETROBRAS for the preparation of the Appraisal Report, at book value, of RNEST, pursuant to paragraph 1 in article 227 of Law No. 6,404, of 12.15.1976;

(2) Approve the Appraisal Report prepared by PWC to book value for the appraisal, , at book value, of the net equity of RNEST;

(3) Approve, in all terms and conditions, the Protocol and Justification of Merger, entered into between RNEST and PETROBRAS on October 25th, 2013;

(4) Approve the merger of RNEST into PETROBRAS, causing it to be dissolved, without increasing the capital stock of PETROBRAS;

(5) Approve the authorization given to the Board of Executive Officers of PETROBRAS for the performance of any and all acts required for the merger and legalization of the status of the incorporated company and the incorporating company before the agencies of competent jurisdiction, as necessary.

II. Merger of COMPANHIA DE RECUPERAÇÃO SECUNDÁRIA (“CRSec”) into PETROBRAS to:

(1) Ratify the contract of APSIS Consultoria e Avaliações Ltda. ("APSIS") by PETROBRAS for the preparation of the Appraisal Report, at book value, of CRSec, pursuant to paragraph 1 in article 227 of Law 6,404, of 12.15.1976;

(2) Approve the Appraisal Report prepared by APSIS for the appraisal, at book value, of the net equity of CRSec;

(3) Approve, in all terms and conditions, the Protocol and Justification of Merger, entered into between CRSec and PETROBRAS on November 4th, 2013;

(4) Approve the merger of CRSec into PETROBRAS, causing it to be dissolved, without increasing the capital stock of PETROBRAS;

(5) Approve the authorization given to the Board of Executive Officers of PETROBRAS for the performance of any and all acts required for the merger and legalization of the status of the incorporated company and the incorporating company before the agencies of competent jurisdiction, as necessary.

III. Partial spin-off of PETROBRAS INTERNATIONAL FINANCE COMPANY S.A. (“PIFCO”) followed by the transfer of the spin-off portion to PETROBRAS to:

(1) Ratify the contract of PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES (“PWC”) by PETROBRAS for the preparation of the Appraisal Report, at book value, of the spin-off portion of PIFCO, to be transferred to Petrobras, pursuant to paragraph 1 in article 227 of Law 6,404, of 12.15.1976;

(2) Approve the Appraisal Report prepared by PWC for the appraisal, at book value, of the net equity of the spin-off portion of PIFCO, to be transferred to Petrobras;

(3) Approve, in all terms and conditions, the Protocol and Justification of the partial spin-off followed by transfer of the spin-off portion, entered into between PIFCO and PETROBRAS on October 02nd, 2013;

(4) Approve the partial spin-off followed by transfer of the spin-off portion to PETROBRAS, without increasing the capital stock of PETROBRAS;

(5) Approve the authorization given to the Board of Executive Officers of PETROBRAS for the performance of any and all acts required for the merger and legalization of the status of the incorporated company and the incorporating company before the agencies of competent jurisdiction, as necessary.

Any person present at the meeting must evidence its capacity as shareholder, pursuant to article 126 of Law No. 6.404 of 12.15.1976. In case any shareholder wishes to be represented, he/she must meet the provisions of paragraph 1 of article 126 of the referred law and article 13 of the Articles of Incorporation of PETROBRAS, upon submission of the following documents:

Information to Vote

To vote in general meetings of companies and funds, the first step is to click in www.assembleiasonline.com.br/wfPublicaCadastroAcionistas.aspx and register.

After registering at Assembleias Online, you will receive an automated message containing the Instrument of Agreement, Ownership and Liability, which must be signed, notarized and consularised, and a list of documents that must be provided so that your registration can be validated.

Once your registration is validated, you will receive an email with instructions to issue your Private Digital Certificate. The Private Digital Certificate will be issued by Certisign, exclusive partner of VeriSigN in Brazil and leader in the segment.

As soon as companies or funds that you invest in publish their call notices, you will be notified by email.

After you log in on the website www.onlinegeneralmeetings.com, you select the general meeting you want. After analyzing the documents available and the management proposals, you must vote on each of the agenda items (in favor, against or abstention).Your part in the voting process ends here.

Once your vote is validated, it will be computed to the respective meeting and a receipt of your vote will be sent to your email. For increased security and integrity, Assembleias Online has hired Ernst & Young to review the environment of internal controls to further improve them.

In order to facilitate and encourage shareholders with voting rights to participate, the Company will allow shareholders to vote on the items that appear in the General Meeting Notice over the Internet by using the public request for proxies, as per CVM ruling 481, published on December 17 2009.

The electronic proxies will be received via the Online Meeting platform, at www.assembleiasonline.com.br. Shareholders must register in the platform as soon as possible in order to use it. The data used in the previous General Meeting will remain in effect. The proxy, showing the shareholder’s voting intention (electronic voting), must be sent through the system between November 30 to December 15, 2013. For more details on how to vote via the Online Meeting Platform, read the Manual that has been posted on our website.

Public Power of Attorney Request

Rio de Janeiro, November 12 , 2013, Petroleo Brasileiro S.A. – Petrobras hereby invites its shareholders to attend its Extraordinary General Meeting, to be held on December 16, 2013, at 3.00 p.m., in order to resolve on the matter in the Notice for General Meeting.

With a view to enable and stimulate the participation of the shareholders with a right to vote, the Company provides, through the world wide web, with the possibility for the shareholders to vote on the matter in the Notice for General Meeting, through the use of public power of attorney request, as per CVM Instruction 481 issued on December 17th, 2009.

The receipt of electronic powers of attorney will be by means of the platform Assembleias Online, available at www.assembleiasonline.com.br. For such, it is necessary that the shareholders make their registration in this platform as soon as possible, and the registrations made for the last Meeting remain valid. The power of attorney, which has the shareholder’s voting intention (electronic vote), must be sent through the system between November 30 to December 15, 2013. Please refer to the Manual on how to vote through the Assembleias Online system available in this handbook or on the Investor Relations website via Financial Results and Disclosures/Meetings.

With such alternative, Petrobras seeks to reinforce its commitment to adopting the best Corporate Governance practices and transparency.

EXTRAORDINARY GENERAL MEETING

NOTICE TO THE SHAREHOLDERS

ITEM I

MERGER OF REFINARIA ABREU E LIMA S.A (“RNEST”) INTO PETROBRAS

Dear Shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company”) hereby presents, in relation to the merger of REFINARIA ABREU E LIMA S.A (“RNEST”) into PETROBRAS, as provided for in the Agenda of the Extraordinary General Meeting to be held at Dec 16, 2013, the following information to the Shareholders:

RNEST is a non-public corporation, wholly owned subsidiary of PETROBRAS, governed pursuant to the corporate law, any applicable law and its bylaws, and therefore an integral part of the current ownership structure of the Petrobras System.

The merger of RNEST into PETROBRAS is inserted in the scenario of reorganization and optimization of the Company’s portfolio of investments, in order to allow greater flexibility for new investments and greater efficiency in the execution of its strategic decisions. RNEST was established, among other things, to facilitate partnerships with potential investors interested in the refining activity in Brazil. Negotiations with stakeholders within the terms established by Petrobras, were unsuccessful.

The continuance of various administrative structures leads to increased operating costs, and also implies in the loss of relevant synergies in conducting the affairs of the Company's interest.

Taking into account the purpose to streamline costs by simplifying the corporate structure of PETROBRAS, we intend, by means of consolidation of assets currently allocated in RNEST, to integrate refining assets and other business of PETROBRAS System within the integrated growth strategy by 2020.

Given that the Company holds 100% (one hundred percent) of the shares representing the capital of RNEST, there will be no change in the capital stock of Petrobras, provided that its financial statements already consolidate the accounting records of the company to be merged.

Accordingly, the merger aims to transfer all the assets, rights and obligations of RNEST to the Company and is part of a reorganization process that has the purpose of simplifying the corporate structure, reduce cost and provide a more efficient management of the assets.

Thus, the Board of Directors submits to the high consideration and resolution of this Extraordinary Shareholders' Meeting, with the assent of the Fiscal Council, the proposal of merging RNEST into PETROBRAS, pursuant to the Merger Protocol and Justification signed between the Company and RNEST, the company’s Appraisal Report and the remaining provisions contained in the Agenda as provided for in the Notice of Meeting.

Maria das Graças Silva Foster

CEO of Petrobras

PETRÓLEO BRASILEIRO S.A. - PETROBRAS FISCAL COUNCIL LEGAL OPINION

Petróleo Brasileiro S.A. - PETROBRAS' Fiscal Council, in the exercise of its duties under the law and the company’s by-laws, on meeting held on this date, has reviewed the decisions of the Company's Board of Directors (Meeting C.A. number 1.384, on Oct 25, 2013), in order to submit to deliberation the merger of Refinaria Abreu e Lima S.A. – RENEST, into Petrobras at the Extraordinary General Meeting – EGM.

2. Based on the content of documents sent to this Committee, and provided that the operation has not experienced any legal or tax hindrance, based on the Appraisal Report of RNEST’s Net Book Value, made by PricewaterhouseCoopers issued on August 05, 2013, which has verified a net book value in the amount of R$ 10.680.173.161,91on base date of March 31, 2013, and in the merger conditions duly submitted in the Protocol and Justification of the Merger of RNEST into PETROBRAS, it is the understanding of the Fiscal Council that since said operation complies with all of the legal formalities, and the required documentation submitted, it is in the interest of the Company and its shareholders to submit it for deliberation and vote by the Extraordinary General Meeting of the Shareholders of PETROBRAS.

Rio de Janeiro, October 25, 2013.

Marisete Fátima Dadaid Pereira
Chairman

César Acosta Rech	Paulo José dos Reis Souza
Director	Director

Reginaldo Ferreira Alexandre	Walter Luis Bernardes Albertoni
Director	Director

PROTOCOL AND JUSTIFICATION OF THE MERGER OF REFINARIA ABREU E LIMA S.A. INTO PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Entered Into between

I. PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a government-controlled company with registered office in the City and State of Rio de Janeiro, at Avenida República do Chile, nº 65, Centro, registered in the National Register of Corporate Taxpayers (CNPJ/MF) under No. 33.000.167/0001-01, hereinafter referred to as “PETROBRAS”; and

II. REFINARIA ABREU E LIMA S.A., a corporation with registered office at Rodovia PE

60 – km 10 – Port Industrial Complex of SUAPE, in the Municipality of Ipojuca, State of Pernambuco, registered in the National Register of Corporate Taxpayers (CNPJ/MF) under No. 09.474.270/0001-09, herein represented according to its Articles of Incorporation, hereinafter referred to as “RNEST”;

PETROBRAS and RNEST are collectively referred to as “PARTIES” and individually as

“PARTY”;

Whereas:

(i) PETROBRAS is a government-controlled company, with its capital stock fully subscribed and paid in the amount of R$ 205,410,905,230.50 (two hundred five, four hundred ten, nine hundred five, two hundred thirty Reais and fifty cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without par value, 7.442.454.142 (seven billion, four hundred forty-two million, four hundred and fifty-four thousand, one hundred forty-two) of which are common shares and 5.602.042.788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) are preferred shares;

(ii) RNEST is a closed corporation, with its current capital stock subscribed and paid in the amount of R$ 14,242,099,877.32 (fourteen billion, two hundred forty-two million, ninety-nine thousand, eight hundred seventy seven reais and thirty-two cents) divided into 14,242,099,877.32 (fourteen billion, two hundred forty-two million, ninety-nine thousand, eight hundred seventy seven point thirty-two cents) registered common shares, without par value.

(iii) PETROBRAS is the holder of all issue shares of RNEST, representing 100% of the voting capital and 100% of the total capital stock of RNEST, and, therefore, RNEST is a full subsidiary of PETROBRAS;

(iv) The PARTIES wish to do a transaction of merger, by which PETROBRAS will absorb RNEST, resulting in the latter’s automatic dissolution, the rights and obligations of which will be fully transferred to PETROBRAS, pursuant to Article 227 of Law No. 6.404, of December 15th, 1976 (“Law No. 6.404/76”);

(v) The transaction of merger of RNEST into PETROBRAS will cause Petrobras’ corporate and operating structure to be simplified upon such merger, into PETROBRAS, of the assets owned by RNEST, thus reducing the management costs and optimizing the activities of PETROBRAS;

(vi) The merger of RNEST will not cause the capital stock PETROBRAS to be increased, nor will it affect its result or have any impact on the investors, since RNEST is a full subsidiary of PETROBRAS;

(vii) The merger does not affect the quotation of securities of PETROBRAS, nor will it affect the decision of investors to purchase, sell or keep such securities or exercise any rights inherent to the capacity of holder of securities issued by PETROBRAS;

(viii) According to the Business and Management Plan of PETROBRAS for the period from 2013 to 2017 (“Business Plan”), this transaction promotes (a) the reallocation of investment funds; (b) the advance integration between the activities of RNEST and the other businesses of PETROBRAS System, under the integrated growth strategy until 2020; (c) the continuity of the reorganization and optimization of the refining portfolio of PETROBRAS, initiated by the purchase of shares of REPSOL YPF Peru B.V, on 12.14.2010.

(ix) The creation of RNEST was based on the strategy instructed to facilitate the conduction and implementation of the Refinery, in a model composed by PETROBRAS and DOWNSTREAM, with the possibility of, in the future, being replaced by another member. Notwithstanding several negotiations with Petróleos da Venezuela S.A. – PDVSA, according to the assumptions considered, the negotiations were not successful.

(x) In this scenario, the merger of RNEST into PETROBRAS allows greater flexibility for new investments and efficiency in implementing the strategic decisions of PETROBRAS, thus benefiting the social interests and the shareholders of PETROBRAS; and

(xi) The transaction of merger of RNEST into PETROBRAS will be submitted for approval by the shareholders of PETROBRAS and RNEST.

The PARTIES DECIDE, in witness whereof, to enter into this Protocol and Justification of Merger (“Protocol and Justification”), pursuant to Articles 224, 225 and 227 of Law No. 6.404/76, and in compliance with Instruction No. 319 issued by the Brazilian Securities and Exchange Commission (CVM), of December 3rd, 1999 (“ICVM 319/99”), as follows:

CLAUSE ONE – BASIS OF THE PROPOSED TRANSACTION AND JUSTIFICATION

1.1. Proposed Transaction. The transaction consists of the merger of RNEST into PETROBRAS, upon full transfer of the equity of RNEST, appraised at book value, to PETROBRAS (“Transaction” or “Merger”).

1.1.1. As a result of the transaction, RNEST will be automatically dissolved, for all legal purposes and effects, and all of its rights and obligations will be transferred to PETROBRAS pursuant to Article 227 of Law No. 6.404/76.

1.2. The equity of RNEST, for purposes of the recording in PETROBRAS, was appraised at book value by the specialized company PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES (“PWC”) indicated in item 2.1, on the base date of the merger set forth in item 2.2, both of this Protocol and Justification, according to the criteria provided for in Law No. 6.404/76 and those established in ICVM 319/09, for the preparation of the financial statements.

1.3. The balance of the credits and debts of RNEST shall be recorded in the accounting books of PETROBRAS, with the necessary adjustments.

1.4. The assets, rights and obligations of RNEST composing the owner’s equity to be transferred to PETROBRAS are those described in detail in the Appraisal Report, provided in Clause Two.

1.5. The management of PETROBRAS is in charge of taking any measures required to implement the Merger, bearing all costs and expenses arising from such implementation.

1.6. Justification of the Transaction. The transaction will cause the corporate structure of PETROBRAS to be simplified upon the merger, into PETROBRAS, of the assets owned by RNEST, so as to integrate its refining assets and other businesses of PETROBRAS System, under the integrated growth strategy until 2020. Furthermore, this transaction results in the reduction of management costs, optimization of the activities of PETROBRAS and simplification in the reallocation of investment funds of the Business Plan.

1.7. Since PETROBRAS is the holder of one hundred percent (100%) of shares of the capital stock of RNEST, the proposed merger will not cause the capital stock of PETROBRAS to be reduced, to the extent that the financial statements of PETROBRAS consolidate the recording of RNEST.

CLAUSE TWO – APPRAISAL OF THE EQUITY OF RNEST AND BASE DATE OF THE APPRAISAL

2.1. The indication and appointment of the specialized company PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES (“PWC”) with registered office at Rua da Candelária, nº 65 – 11º, 14º, 15º, 16º andares e conjuntos 1302, 1303 e 1304, in the City and State of Rio de Janeiro, CNPJ No. 61.562.112/0002-01, as the company responsible for preparing the appraisal report of the equity at book value of RNEST to be transferred to PETROBRAS (“Appraisal Report”), will be ratified upon resolution at the Special Meeting of Shareholders of PETROBRAS, pursuant to Article 227, of Law No. 6.404/76.

2.2. PWC is a company specializing in appraisals. Upon request by the management of the PARTIES, PWC (i) appraised the owner’s equity of RNEST at book value, based on the elements of the analytical trial balance of RNEST closed on 03/31/2013 (“Base Date of the Merger”) and the pro forma balance sheet of RNEST, taking into account the subsequent events to the base date of the appraisal, thus composing the owner’s equity to be transferred to PETROBRAS, and (ii) prepared the Appraisal Report as Annex I to this Protocol and Merger, to be submitted for approval by the shareholders of PETROBRAS, as provided by law.

CLAUSE THREE – GLOBAL AMOUNT OF THE OWNER’S EQUITY TO BE ABSORBED

3.1. According to the Appraisal Report, the owner’s equity of RNEST to be transferred to PETROBRAS is R$ 10,680,173,161.91 (ten billion, six hundred and eighty million, one hundred seventy-three thousand, one hundred sixty-one reais and ninety-one cents), under Clause Four below.

3.2. The replacement of investments of PETROBRAS in RNEST with assets and liabilities contained in the pro forma balance sheet of RNEST will not cause the value of the owner’s equity of PETROBRAS to be modified.

3.3. All advance payments for any further increase of capital made by PETROBRAS in RNEST will be duly capitalized until the Meeting of Shareholders of RNEST is held, at which the transaction of merger will be resolved.

CLAUSE FOUR – TREATMENT OF THE CHANGE IN EQUITY UP TO THE DATE OF MERGER

4.1. Changes in equity appraised in the period from the base date of the merger to the actual merger will remain recorded in the books of RNEST and will be absorbed by PETROBRAS and transferred to the books of PETROBRAS, not causing the values adopted in this Protocol and Merger to be modified due to the merger.

CLAUSE FIVE – DISSOLUTION OF THE SHARES OF RNEST

5.1. Since the company to be absorbed is a full subsidiary, the Merger will not result in cancellation or issuance of news shares of PETROBRAS, nor will it change the value of its capital stock, thus, at the end of the merger, the capital stock of PETROBRAS will remain in the amount of R$ 205,410,905,230.50 (two hundred and five billion, four hundred and ten million), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without par value, 7.442.454.142 (seven billion, four hundred forty-two million, four hundred and fifty-four thousand, one hundred forty-two) of which are common shares and 5.602.042.788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) are preferred shares. Consequently, the Articles of Incorporation of PETROBRAS will not be amended.

5.2. As a result of the merger, all issue shares of RNEST will be dissolved, pursuant toarticle 226, §1 of Law No. 6.404/76.

5.3. RNEST will be automatically dissolved, as provided by law, its legal existence being terminated upon the registration of the instrument of the merger with the Board of Trade and other agencies of competent jurisdiction, and all of its rights and obligations will be transferred to PETROBRAS.

CLAUSE SIX – NOTIFICATION TO THE BOARDS OF DIRECTORS AND AUDIT COMMITTEES AND APPROVAL AT THE MEETING OF THE COMPANY OF SHAREHOLDERS OF PETROBRAS AND RNEST

6.1. Boards of Directors and Audit Committees. Pursuant to article 163, item III, of Law No. 6.404/76, the Audit Committees of PETROBRAS and RNEST must give an opinion on the Transaction, and the Boards of Directors of PETROBRAS and RNEST must also be notified of the transaction and call Special Meetings at which such transaction will be resolved.

6.2. Special Meetings of Shareholders. For the transaction to be implemented, Special Meetings of shareholders of PETROBRAS and RNEST will be called, observing the periods and other procedures provided by law.

CLAUSE SEVEN – MISCELLANEOUS

7.1. Whereas RNEST is a full subsidiary of PETROBRAS, the following provisions will not apply (i) exchange relationship; (ii) reimbursement to shareholders of RNEST; and (iii) obligation to prepare the appraisal report of RNEST at fair values (article 264 of Law No. 6.404/76), as authorized by the Brazilian Securities and Exchange Commission.

7.2. Documentation available to Shareholders. Pursuant to article 3º of ICVM 319/99, all documents mentioned in this Protocol and Justification will be made available to the shareholders of PETROBRAS as of this date and may be consulted at the registered office and on the website of PETROBRAS (www.petrobras.com), the Brazilian Securities and Exchange Commission – CVM and &FBOVESPA – São Paulo Stock Exchange.

IN WITNESS WHEREOF, the PARTIES sign this Protocol and Justification of the Merger of Refinaria Abreu e Lima S.A. into Petróleo Brasileiro S.A. - PETROBRAS, in two (2) counterparts of equal content and form, for a single purpose, along with two witnesses identified below.

Rio de Janeiro, October 25th, 2013.

José Carlos Cosenza	Almir Guilherme Barabassa
Director	CFO and Investor Relations Officer

PETROLEO BRASILEIRO S.A. – PETROBRAS

Marcelino Guedes F. M. Gomes
President Director

REFINARIA ABREU E LIMA S.A.

Witnesses:

Name: Cristiano Daniel Pavoski de Lima	Name: Marcelo da Silva Ramos
ID No: 5.403.829-1	ID No: 04683211-9

pwc

(A free translation of the original in Portuguese)

Appraisal report on the net book equity value determined based on the accounting records

To the Board of Directors and Stockholders
Refinaria Abreu e Lima S.A.

Information on the audit firm

1 PricewaterhouseCoopers Auditores Independentes, a firm of professionals headquartered in the capital of the State of São Paulo with a branch in the capital of the State of Rio de Janeiro, at Avenida José Silva de Azevedo Neto, 200, Block 03, Evolution IV building, rooms 101, 103 to 108 and 201 to 208, Barra da Tijuca, CEP 22775-056, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0002-01 ("PwCAI"), originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5 and secondarily in the Regional Accounting Council of the State of Rio de Janeiro under No. 2SP000160/O-5 "F" RJ, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo - SP, on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo - SP, with the last amendment dated April 24, 2013 registered at the 2nd Registry Office of Deeds and Documents of the State of São Paulo - SP on microfilm under No. 119.274, herein represented by the undersigned partner, Mr. Marcos Donizete Panassol, Brazilian, married, accountant, holder of Identity Card No. 14.242.748-SSP-SP, enrolled in the Individual Taxpayers' Register (CPF) under No. 063.702.238-67 and the Regional Accounting Council of the State of Rio de Janeiro under No. 1SP155975/O-8 "S" RJ, resident and domiciled in the City of Rio de Janeiro/RJ, with an office at the same address of the principal, is appointed as an expert by the management of Refinaria Abreu e Lima S.A. (the "Company") to proceed with the appraisal of the net book equity value as of March 31, 2013, according to accounting practices adopted in Brazil. The results of this appraisal work are presented below.

The objective of the appraisal

2 The objective of the appraisal of the net book equity value as of March 31, 2013 of Refinaria Abreu e Lima S.A. is the merger of the Company by Petróleo Brasileiro S.A. - Petrobras.

Management's responsibility for the accounting information

3 Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error.

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1º e 2º, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056
T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br
PricewaterhouseCoopers, Rua da Candelária 65, 20º, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,
T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

2

pwc

Refinaria Abreu e Lima S.A.

Scope of the work and responsibility of the independent auditors

4 Our responsibility is to express a conclusion on the net book equity value of the Company as of March 31, 2013, based on audit procedures applied to the Company's balance sheet. Our audit was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity used for the preparation of our appraisal report is free from material misstatement.

5 An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the net equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion

Conclusion

6 Based on our work, we conclude that the amount of R$ 10,680,173,161.91 (ten billion, six hundred and eighty million, one hundred and seventy-three thousand and one hundred and sixty-one reais and ninety-one cents), according to the balance sheet at March 31, 2013, as stated in the accounting records and summarized in the Attachment hereto, represents, in all material respects, the net book equity of Refinaria Abreu e Lima S.A., appraised in accordance with accounting practices adopted in Brazil.

Rio de Janeiro, August 5, 2013

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Marcos Donizete Panassol
Contador CRC 1SP155975/O-8 "S" RJ

3

Attachment

Refinaria Abreu e Lima S.A.

Summarized balance sheet at March 31, 2013 (A free translation of the original in Portuguese)

Assets	Reais
Current assets	
Cash and cash equivalents	40,941.90
Taxes recoverable	84,784,143.30
Other assets	288,364.70
	85,113,449.90
Non-current assets	
Advances to suppliers	661,245,667.39
Port tariff advances	429,773,940.68
Taxes recoverable	1,723,030,321.17
Deferred taxes	343,503,207.29
Judicial deposits	1,474,052.02
	3,159,027,188.55
Property, plant and equipment	22,025,864,948.79
Total assets	25,270,005,587.23

Liabilities and equity	Reais
Current liabilities	
Trade payables	801,543,702.29
Borrowings	34,638,861.85
Accounts payable - Companies of the Petrobras system	92,537,647.88
Taxes and contributions payable	5,828,478.67
Dividends payable	3,813.51
Contractual retentions	214,599,693.78
Other liabilities	20,098,471.54
	1,169,250,669.52
Non-current liabilities	
Borrowings	10,492,296,866.48
Advances for future capital increase	2,928,284,889.32
Other liabilities	
	13,420,581,755.80
Equity	
Share capital	11,013,814,988.00
Accumulated deficit	(333,641,826.09)
	10,680,173,161.91
Total liabilities and equity	25,270,005,587.23

* * *

This attachment is an integral and inseparable part of the appraisal report on the netbook equity determined based on the accounting records of Refinaria Abreu e Lima S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated August 5, 2013.

4

Annex IV

(CVM Instruction No. 481- Annex 21)

Annex 21

1. List the appraisers recommended by the manager

PricewaterhouseCoopers Auditores Independentes, hereinafter referred to as PwC, was appointed to realize the value of the net equity of the company Refinaria Abreu e Lima S.A. to be merged into PETROBRAS.

2. Describe the qualification of recommended appraisers

PwC is an independent auditing firm, registered with the CRC under number CRC/RJ -2SP000160/O-5 " F " and CVM RJ 00287-9 - CVM Declaratory Act 5038 of September 8, 1998 , duly qualified to issue appraisal report at book value in accordance with existing regulations; meeting specifications and criteria established by the Federal Accounting Council – CFC, International Federation of Accountants - IFAC and Public Company Accounting Oversight Board - PCAOB , in addition to the requirements imposed by different bodies, such as the Securities Commission - CVM and the Securities and Exchange Commission – SEC.

PwC has developed services of similar nature for Petrobras, including its subsidiary companies.

3. Provide copies of the work offers and compensation of recommended appraisers

See below

4. Describe any relevant existing relationship in the last three (3) years between the recommended appraisers and the parties related to the company, such as defined by the accounting rules providing for such matter

The Independent Auditors have no interest, whether direct or indirect, in the companies involved in the transaction, and there is no other material circumstance that may characterize conflict of interest.

www.pwc.com/br

Petróleo Brasileiro S.A. - Petrobras

Professional Services
Engagement Letter

June 2013

pwc

Petroleo Brasileiro S.A. - Petrobras
June 7, 2013

9 The management of the Company is the main responsible for the prevention and detection of fraud and error. Therefore, an effective arrangement of internal controls reduces the possibility of occurrence of fraud and error, or at least contributes to its uncovering by both managers and independent auditors.

10 Accordingly, although we cannot guarantee its verification, our works are planned and performed to obtain reasonable assurance, although not absolute, that eventual errors or fraud that could have a material effect on the balance sheet are detected. The audit is based on the concept of testing by samples of data under examination and, therefore, it is subject to limitations, so errors and fraud that may have direct effects on the balance sheet may not possibly be detected. On the other hand, consideration of the existing control systems will not be sufficient to allow us to certify the safety and effectiveness of the internal controls associated with the operations, the records and financial reports.

11 Our examination shall not include a detailed audit of transactions to the extent necessary to detect errors and frauds that do not produce significant effects on the Company's net book equity; however, if they come to our attention, we will report them to you. In this context, the concept of relevance is considered in relation to the net book equity and not due to its absolute or isolated effect.

12 If you intend to publish or reproduce our appraisal report, either in printed or electronic format (e.g. on a website), or even make another type of reference on PwCAI in a document that contains other information, it is hereby mutually agreed that you will submit a draft of that document to our reading, assessment and approval prior to is disclosure to third parties (regulators, stock exchange etc..) and that the report is included therein. It is worth emphasizing that our report should always be reproduced in full, including its annexes.

13 The examination will be carried out with the main objective of issuing an appraisal report of the net book equity formed by certain assets in connection with the incorporation of the Company.

The examination will not be conducted or planned to meet specific expectations or other transactions for third parties; consequently, particular issues of possible interest from third parties may not be specifically addressed. There may be issues that would be assessed differently by others, possibly in connection with another transaction in particular.

04 of 10

Petroleo Brasileiro S.A. - Petrobras
June 7, 2013

19 Our fees are based on estimated staff time allocated to work. Individual hourly rates vary according to the level of responsibility involved and the experience and skill necessary.

20 We estimate that our fees for this appraisal report will total BRL$ 50,000.00 (fifty thousand Brazilian Reais). This estimate takes into account the combined level of preparation and assistance of the Company staff, if such assistance in this service is not provided to us or other circumstances occur that result in increased actual time in relation to the estimate time, we'll report it to the management.

21 Fees are to be paid in a lump sum after the issuance of our accounting report.

22 Our fees include the following:

(a) The support from the Company's staff, with a view to the previous preparation of analyzes (analysis requests) and account reconciliations, necessary for the process of closing of accounts and preparation of balance sheet, imperative for the audit examination, in addition to the identification and separation of documents on file and provision of information in response to our inquiries.

It is worth mentioning that the full and correct completion of the analysis requests (to be delivered in advance), in a timely manner, and of essential importance for our work to be carried out in an efficient manner and in compliance to the estimate of hours proposed. The process we have adopted to request our customers the preparation of such analysis and statements, is really advantageous and economical because our time can be devoted exclusively to reviewing the information and data on the accounts, instead of its development.

(b) Extraordinary inquiries involving our specialist departments or special services will be subject to fee invoices separate from the installments previously mentioned, upon your prior consideration and approval.

(c) The values of our fees, as previously mentioned, include taxes, fees, levies and other charges imposed on the services herein contracted according to current law on the date of issue of this engagement letter. With regard to the Tax on Services of Any Nature (ISSQN), considering that the PwCAI is a company formed by professionals working under a legally regulated profession, PwCAI will be the ISSQN taxpayer of a fixed value calculated according to the number of professionals who make up the company, and the amount so calculated will be the one already included in our fees.

06 of 10

Annex 1

Petroleo Brasileiro S.A. - Petrobras

Unit prices worksheet

		(Qty x Unit Price)
		Unit	Partial
		Price	Price
Service	Qty/ unit	BRL$	BRL$

Services related to the examination of financial information of Refinaria Abreu e Lima SA of the three-month period ended on March 31, 2013 for issue of appraisal report of the net book equity formed by certain assets verified on the accounting

	1st exam	50,000.00	50,000.00
		Total	50,000.00

Value of services will be expressed in BRL$ with two decimal places.

For companies located abroad a rate of conversion of local currency into reais should be fixed.

09 of 10

Annex 2

Petroleo Brasileiro S.A. - Petrobras

Hours Spreadsheet

				Total of hours
Services

				Hour
		Quantity /	Total of	unit value	unit value
Category		of technicians	hours	BRL$	BRL$
Member / Officer
	3	10		800.00	8,000.00
Manager	3	25		400.00	10,000.00
Seniors
	3	107		180.00	19,259.99
Assistants	6	110		115.82	12,740.01
	15	252		198.41	50,000.00
The unit value of the hours will be expressed in BRL$ with two decimal places.
The total value in BRL$ with two decimal places should be equal to the total value of the unit prices spreadsheet.

10 of 10

EXTRAORDINARY GENERAL MEETING

NOTICE TO THE SHAREHOLDERS

ITEM II

MERGER OF SECONDARY RECOVERY COMPANY INTO PETROBRAS

Dear Shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company”) hereby presents, in relation to the merger of the Secondary Recovery Company (“CRSec”) into PETROBRAS, as provided for in item II of the Agenda of the Extraordinary General Meeting to be held on Dec 16, 2013, the following information to the Shareholders:

CRSec is a non-public corporation, wholly owned subsidiary of PETROBRAS and was formed in june 1, 2001, with the specific purpose of operating in the financial structuring of the Secondary Recovery Project for Pargo, Congro, Garoupa, Cherne and Carapeba Fields, located in Campos Basin

On december 9, 2011 after the settlement of all obligations under the contracts of the cited financial structuring, Petrobras exercised its option to purchase all of the shares of CRSec. As the objectives of the Project have been fully achieved, there is no longer need to maintain this corporate structure, which is why the proposal of the merger of CRSec into PETROBRAS.

Given that the Company holds 100% (one hundred percent) of the shares representing the capital of CRSec, there will be no change in the capital stock of Petrobras, provided that its financial statements already consolidate the accounting records of the company to be merged.

Accordingly, the merger aims to transfer all the assets, rights and obligations of CRSec to the Company and is part of a corporate reorganization process that has the purpose of simplifying the corporate structure, reduce cost and provide a more efficient management of the assets involved.

Thus, the Board of Directors submits to the high consideration and resolution of this Extraordinary Shareholders' Meeting, with the assent of the Fiscal Council, the proposal of merging CRSec into PETROBRAS, pursuant to the Merger Protocol and Justification signed between the Company and CRSec, the company’s Appraisal Report and the remaining provisions contained in item II of the Agenda as provided for in the Notice of Meeting.

Attached to the Meeting Manual are the documents and information relevant to the exercise of voting rights of the shareholders, including the information required by CVM Instruction No. 481, Annex 21

Maria das Graças Silva Foster

CEO of Petrobras

PETRÓLEO BRASILEIRO S.A. - PETROBRAS FISCAL COUNCIL OPINION

Petróleo Brasileiro S.A. - PETROBRAS' Fiscal Council, in the exercise of its duties pursuant to the law and the company’s by-laws, on meeting held on this date, has reviewed the decisions of the Company's Board of Directors (Meeting C.A. number 1.385, on Nov 12, 2013), in order to submit to deliberation at the Extraordinary General Meeting – AGE as follows: I - Merger of Spun Off Portion of Petrobras International Finance Company S.A., PIFCO, into PETROBRAS; and II – Merger of Companhia de Recuperação Secundária- CRSec, into PETROBRAS.

2. Based on the content of documents sent to this Committee, and provided that the two operations do not carry any legal, economic-financial and legal impairment, according to the Appraisal Reports, namely: a) report from PricewaterhouseCoopers Auditores Independente, issued on September 20, 2013, which has verified net assets formed by assets and liabilities of Petrobras International Finance Company S.A., PIFCO in the amount of US$4,835,203 (three million, eight hundred and thirty five thousand, two hundred and three dollars), according to balance sheet as of July 31, 2013; and b) based on the Appraisal Report made by APSIS Consultoria e Avaliações Ltda. issued on September 27, 2013, which has verified that the net book value of CRSec for the purposes of merger into PETROBRAS amounts to BRL$ 13,675,909.27 (thirteen million, six hundred and seventy five thousand, nine hundred and nine Reais and twenty seven cents); according to balance sheet as of July 31, 2013; and in the protocols, which in compliance with the provisions of articles 224 and 225 of Law 6404/76, have presented the abovementioned merger and justification conditions, it is the understanding of the Fiscal Council that operations comply with all of the legal formalities, and the required documentation submitted, it is in the interest of the Company and its shareholders to submit it for deliberation and vote by the Extraordinary General Meeting of the Shareholders of PETROBRAS.

Rio de Janeiro, November 12, 2013.

Marisete Fátima Dadaid Pereira
Chairman

Cesar Acosta Rech	Paulo José dos Reis Souza
Member of the Fiscal Board	Member of the Fiscal Board

Reginaldo Ferreira Alexandre	Walter Luis Bernardes Albertoni
Member of the Fiscal Board	Member of the Fiscal Board

Protocol and Justification of the Merger
of Companhia de Recuperação Secundária (CRSec)
into Petróleo Brasileiro S.A. – PETROBRAS

Entered Into between

I. PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a government-controlled company with registered office in the City and State of Rio de Janeiro, at Avenida República do Chile, nº 65, Centro, registered in the National Register of Corporate Taxpayers (CNPJ/MF) under No. 33.000.167/0001-01, herein represented according to its Articles of Incorporation, hereinafter referred to as “PETROBRAS”, or “Surviving Company”; and

II. COMPANHIA DE RECUPERAÇÃO SECUNDÁRIA (CRSec), a closed corporation, with registered office at Avenida Elias Agostinho, nº 665, Bloco B, Sala 113, Imbetiba, CEP 27913-350, Municipality of Macaé, State of Rio de Janeiro, registered in the CNPJ/MF under No. 04.652.792/0001-30, herein represented according to its Articles of Incorporation, hereinafter referred to as “CRSec” or “Absorbed Company”;

PETROBRAS and CRSec are collectively referred to as “PARTIES” and individually as

“PARTY”;

Whereas:

(i) PETROBRAS is a government-controlled company, with its capital stock fully subscribed and paid in the amount of R$ 205,410,905,230.50 (two hundred five, four hundred ten, nine hundred five, two hundred thirty reais and fifty cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without par value, 7.442.454.142 (seven billion, four hundred forty-two million, four hundred and fifty-four thousand, one hundred forty-two) of which are common shares and 5.602.042.788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) are preferred shares;

(ii) A CRSec is a closed corporation, with its current capital stock subscribed and paid in the amount of R$ 100.00 (one hundred reais), divided ino 43.456.000 (forty-three million four hundred and fifty-six thousand) registered shares without par value;

(iii) PETROBRAS is the holder of all issue shares of CRSec, representing 100% of the voting capital and 100% of the total capital stock of CRSec, and, therefore, CRSec is a full subsidiary of PETROBRAS;

(iv) CRSec has already fulfilled its goals, thus the maintenance of such administrative and operating structure is no longer justified;

(v) The management of the companies has analyzed the best alternatives for conducting its activities and management policies, taking into account the intention to optimize costs, bearing in mind that maintaining various administrative structures have a high operating cost and may result in loss of relevant operational synergies;

(vi) The transaction of merger of CRSec into PETROBRAS shall be submitted for approval by the shareholders of PETROBRAS and CRSec, and CVM previously made a statement in official letter CVM/SEP/GEA-1/N°574/2013, of October 2nd, 2013, as to the non-necessity of the preparation of an appraisal report of CRSec at fair values (article 264 of Law No. 6.404/76);

The PARTIES DECIDE, in witness whereof, to enter into this Protocol and Justification of Merger (“Protocol and Justification”), pursuant to Articles 224, 225 and 227 of Law No. 6.404/76, and in compliance with Instruction No. 319 issued by the Brazilian Securities and Exchange Commission (CVM), of December 3rd, 1999 (“ICVM 319/99”), the terms and conditions of which will guide the proposal of merger to be sent to the shareholders:

CLAUSE ONE – BASIS OF THE PROPOSED TRANSACTION AND JUSTIFICATION

1.1. Proposed Transaction. The transaction consists of the merger of CRSec into PETROBRAS, upon full transfer of the equity of CRSec, appraised at book value, to PETROBRAS (“Transaction” or “Merger”).

1.1.1. As a result of the transaction, CRSec will be automatically dissolved, for all legal purposes and effects, and all of its rights and obligations will be transferred to the Surviving Company pursuant to Article 227 of Law No. 6.404/76.

1.2. The equity of CRSec, for purposes of the recording in PETROBRAS, was appraised at book value by the specialized company Apsis Consultoria e Avaliações Ltda, indicated in item 2.1, on the base date of the merger set forth in item 2.2, both of this Protocol and Justification, according to the criteria provided for in Law No. 6.404/76 and those established in ICVM 319/09, for the preparation of the financial statements.

1.3. The management of PETROBRAS is in charge of taking any measures required to implement the Merger, bearing all costs and expenses arising from such implementation.

1.4. Justification of the Transaction: The management of the companies has analyzed the best alternatives for conducting its activities and management policies, taking into account the intention to optimize costs, bearing in mind that maintaining various administrative structures have a high operating cost and may result in loss of relevant operational synergies. In this regard, the merger will result in the simplification and improvement of the governance conditions of the corporate structure of PETROBRAS System.

1.4.1. The merger aims to transfer all the assets, rights and obligations of CRSec to PETROBRAS and is part of a corporate reorganization process whose goal is to simplify the corporate structure, reduce costs and manage the assets involved in a more efficient manner.

1.4.2. Since PETROBRAS is the holder of one hundred percent (100%) of shares of the capital stock of CRSec, the proposed merger will not cause the capital stock of PETROBRAS to be reduced, to the extent that the financial statements of PETROBRAS consolidate the recording of CRSec.

CLAUSE TWO – APPRAISAL OF THE EQUITY OF RNEST AND BASE DATE OF THE APPRAISAL

2.1. The indication and appointment of the specialized company Apsis Consultoria e Avaliações Ltda (APSIS), registered in the CNPJ under No. 27.281.922/0001-70, with registered office at Rua da Assembleia, nº 35, 12º andar, Centro, Rio de Janeiro – RJ, represented by its Officer Amilcar de Castro, as the company responsible for preparing the appraisal report of the equity at book value of the Absorbed Company to be transferred to PETROBRAS (“Appraisal Report”), will be ratified upon resolution at the Special Meeting of Shareholders of PETROBRAS, pursuant to Article 227, of Law No. 6.404/76.

2.2. APSIS is a company specializing in appraisals. Upon request by the management of the PARTIES, APSIS (i) appraised the owner’s equity of CRSec at book value, based on the elements of the balance sheet of CRSec, prepared on 08/31/2013 (“Base Date of the Merger”), thus composing the value of the owner’s equity to be transferred to PETROBRAS, and (ii) prepared the Appraisal Report as Annex I to this Protocol and Merger, to be submitted for approval by the shareholders of PETROBRAS, as provided by law.

CLAUSE THREE – GLOBAL AMOUNT OF THE OWNER’S EQUITY TO BE ABSORBED

3.1. According to the Appraisal Report, the owner’s equity of CRSec to be transferred to PETROBRAS is R$ 13,675,909.27 (Thirteen million six hundred seventy-five thousand, nine hundred and nine reais and twenty-seven cents), under Clause Four below.

3.2. The value of the owner’s equity corresponds exactly to the live investment account held by PETROBRAS, since CRSec is a full subsidiary of PETROBRAS. Thus, the replacement of investments of PETROBRAS in CRSec with assets and liabilities contained in the Balance Sheet of CRSec will not cause the value of the owner’s equity of PETROBRAS to be modified.

3.3. The balance of the credits and debts of CRSec shall be recorded in the accounting books of PETROBRAS, with the necessary adjustments.

3.4. The assets, rights and obligations of CRSec composing the owner’s equity to be transferred to PETROBRAS are those described in detail in the Appraisal Report.

CLAUSE FOUR – TREATMENT OF THE CHANGE IN EQUITY UP TO THE DATE OF MERGER

4.1. Changes in equity appraised in the period from the base date of the merger to the actual merger will remain recorded in the books of CRSec and will be absorbed by PETROBRAS and transferred to the books of PETROBRAS, not causing the values adopted in this Protocol and Merger to be modified due to the merger.

CLAUSE FIVE – DISSOLUTION OF THE SHARES OF CRSec

5.1. For purposes of the merger proposed in this PJI, the shares held by PETROBRAS shall not be allocated to the shareholders of CRSec, since PETROBRAS is he holder of all issue shares held by the Absorbed Company.

5.2. A as result, 43,456,000 (forty-three million four hundred and fifty-six thousand) registered common shares, issued by CRSec, shall be dissolved, pursuant to article 226, §1 of Law No. 6.404/76, with the necessary adjustments and adaptations in the recording of PETROBRAS.

5.3. the Merger will not result in cancellation or issuance of news shares of PETROBRAS, nor will it change the value of its capital stock, thus, at the end of the merger, the capital stock of PETROBRAS will remain in the amount of R$ 205,410,905,230.50 (two hundred and five billion, four hundred and ten million), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without par value, 7.442.454.142 (seven billion, four hundred forty-two million, four hundred and fifty-four thousand, one hundred forty-two) of which are common shares and 5.602.042.788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) are preferred shares. Consequently, the Articles of Incorporation of PETROBRAS will not be amended as a result of the merger.

CLAUSE SIX – NOTIFICATION TO THE BOARD OF DIRECTORS AND AUDIT COMMITTEE OF PETROBRAS, THE EXECUTIVE BOARD OF CRSec AND APPROVAL AT THE MEETING OF SHAREHOLDERS OF THE PARTIES

6.1. Board of Directors and Audit Committee. Pursuant to article 163, item III, of Law No. 6.404/76, as well as the Articles of Incorporation of PETROBRAS and the Articles of Incorporation of CRSec, the Audit Committee of PETROBRAS must give an opinion on the Transaction, and the Board of Directors of PETROBRAS and the Executive Board of CRSec must also be notified of the transaction and call Special Meetings at which such transaction will be resolved.

6.2. Special Meetings of Shareholders. For the transaction to be implemented, Special Meetings of shareholders of PETROBRAS and CRSec will be called, observing the periods and other procedures provided by law.

CLAUSE SEVEN – MISCELLANEOUS

7.1. Whereas CRSec is a full subsidiary of PETROBRAS, the following provisions will not apply (i) exchange relationship; (ii) reimbursement to shareholders of CRSec; and (iii) obligation to prepare the appraisal report of CRSec at fair values (article 264 of Law No. 6.404/76), as authorized by the Brazilian Securities and Exchange Commission on October 2nd, 2013, upon Official Letter CVM/SEP/GEA-1/N°574/2013.

7.2. Documentation available to Shareholders. Pursuant to article 3º of ICVM 319/99, all documents mentioned in this Protocol and Justification will be made available to the shareholders of PETROBRAS as of this date and may be consulted at the registered office and on the website of PETROBRAS (www.petrobras.com), the Brazilian Securities and Exchange Commission – CVM, at Rua Sete de Setembro, nº 111, 5º andar –Consultation Center, Centro, Rio de Janeiro/RJ or at Rua Cincinato Braga, nº 340, 2º a 4º andares – Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and BM&FBOVESPA, at Rua XV de Novembro, nº 275, São Paulo/SP and on its website (www.bmfbovespa.com.br).

7.2.1. In order to have access to the referred documents, the shareholders of PETROBRAS (or its attorneys duly appointed) must evidence its condition of shareholder, pursuant to article 126 of Law No. 6.404/76.

IN WITNESS WHEREOF, the PARTIES sign this PJI, in two (2) counterparts of equal content and form, for a single purpose, along with two witnesses identified below.

Rio de Janeiro, November 4th, 2013.

PETROLEO BRASILEIRO S.A. - PETROBRAS

Maria Roma de Freitas

Finance Corporation Executive Manager

CRSec – Companhia de Recuperação Secundária

Lucas Tavares de Mello	Fábio Barreto Lourenço
Director	Director

Witnesses:

Name: Hubert Georg Deierl	Name: Alvaro de Sá Bahia
ID No: 55917/D CREA/RJ	ID No: 03.094.533-1 DETRAN/RJ

Apsis
A DIFERENÇA EM CONSULTORIA
Simples e Inteligente

Valuation Report

RJ-0319/13-01

COMPANHIA DE RECUPERAÇÃO SECUNDÁRIA

Morison International

REPORT:	RJ-0319/13-01	BASE DATE:	August 31, 2013

APPLICANT: **PETRÓLEO BRASILEIRO S.A. PETROBRAS**, hereinafter referred to as **PETROBRAS**.

A company with its head office located at Av. República do Chile, nº 65, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 33.000.167/0001-01.

OBJECT: **COMPANHIA DE RECUPERAÇÃO SECUNDÁRIA,** hereinafter referred to as **CRSEC**.

A company with its head office located at Av. Elias Agostinho, nº 665, Imbetiba, in the City of Macaé, State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 04.652.792/0001-30.

PURPOSE: To assess the book Net Equity value of **CRSEC** for the purpose of its merger with and into **PETROBRAS** pursuant to articles no. 226 and 227 of Law no. 6,404/76 (Corporate Law).

Report RJ-0319/13-01 1

Apsis

TABLE OF CONTENTS

1. INTRODUCTION ---------- 3
2. PRINCIPLES AND QUALIFICATIONS ---------- 4
3. LIABILITY LIMITS ---------- 5
4. APPRAISAL METHODOLOGY ---------- 6
5. CRSEC' NET EQUITY APPRAISAL ---------- 7
6. CONCLUSION ---------- 8
7. LIST OF ATTACHMENTS ---------- 9

Report RJ-0319/13-01 2

Apsis

1. INTRODUCTION

A APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, with its head office located at Rua da Assembleia, nº 35, 12º andar, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 08.681.365/0001-30, was appointed by PETROBRÁS was appointed to assess the book Net Equity value of CRSEC for the purpose of its merger with and into PETROBRÁS, pursuant to articles 226 and 227 of Law No. 6,404/76 (Corporate Law).

In preparing this report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. Estimates used in this process are based on documents and information, which include, among others, the following:

- Balance Sheet of CRSEC, as of August 31, 2013.

APSIS has recently performed appraisals for publicly-held companies, for various purposes, of the following companies:

- AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A
- BANCO PACTUAL S/A
- CIMENTO MAUÁ S/A
- ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.
- GEODEX COMMUNICATIONS DO BRASIL S/A
- GERDAU S/A
- HOTÉIS OTHON S/A
- IBEST S/A
- L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A
- LIGHT SERVIÇOS DE ELETRICIDADE S/A
- LOJAS AMERICANAS S/A
- REPSOL YPF BRASIL S/A
- TAM TRANSPORTES AÉREOS MERIDIONAL S/A
- WAL PETROLEO S/A

The APSIS team in charge of preparing this report comprises the following professionals:

- AMILCAR DE CASTRO
  Commercial Director
- ANA CRISTINA FRANÇA DE SOUZA
  Vice President
  Civil engineer, post-graduated in Accounting Sciences (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Director
- ERIVALDO ALVES DOS SANTOS FILHO
  Accountant (CRC/RJ 100990/O-1)
- LUCILIA NICOLINI
  Accountant (CRC/SP 107.639/O-6)
- LUIZ PAULO CESAR SILVEIRA
  Vice President
  Mechanical Engineer, MSc in Business Management (CREA/RJ 1989100165)
- MARCIA APARECIDA DE LUCCA CALMON
  Technical Director (CRC/SP-143169/O-4)
- MÁRCIA MOREIRA FRAZÃO DA SILVA
  Director (CRC/RJ-106548/O-3)
- RENATA POZZATO CARNEIRO MONTEIRO
  Vice President
- RICARDO DUARTE CARNEIRO MONTEIRO
  President
  Civil Engineer, post-graduated in Economic Engineering (CREA/RJ 1975102453)
- SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

Report RJ-0319/13-01 3

Apsis

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be carefully read.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultants' knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- In this Report, one assumes that the information received from third parties is correct, and the sources thereof are comprised and mentioned in said Report.
- For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this Report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, when existent, which might affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability with regards to the matter of Appraisal, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- This Report complies with the recommendations and criteria prescribed by the Associação Brasileira de Normas Técnicas (ABNT), Uniform Standards of Professional Appraisal Practice (USPAP) and International Valuation Standards Council (IVSC), in addition to the requirements imposed by different agencies, such as: Comitê de Pronunciamentos Contábeis (CPC), Ministry of Treasury, Banco Central, Banco do Brasil, Comissão de Valores Mobiliários (CVM), Superintendência de Seguros Privados (SUSEP), Regulamento do Imposto de Renda (RIR), Comitê Brasileiro de Avaliadores de Negócios (CBAN) etc.
- The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

Report RJ-0319/13-01 4

3. LIABILITY LIMITS

- To prepare this report, APSIS used historic data and information audited by third parties, or not audited, and non-audited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true and consistent, and does not have any liability with respect to their reliability.
- The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors. Thus, APSIS is not giving an opinion about the Applicant's financial statements.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work was developed to be used by the Applicant, its partners and other companies involved in the project, aiming at the previously described purpose.

Report RJ-0319/13-01 5

4. APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting documents, designed to ascertain whether bookkeeping was accurately conducted and was in compliance with the legal, regulatory, normative and statutory provisions which govern the matter, within the scope of "Accounting Principles Used in Brazil".

We examined the balance sheet of CRSEC, as well as all other documents required for the preparation of this report, which was prepared on the basis of CRSEC' balance sheet for the period ended August 31, 2013 (Attachment 1).

It was ascertained that the assets and liabilities of CRSEC have been duly accounted for.

Report RJ-0319/13-01 6

Apsis

5. CRSEC' NET EQUITY APPRAISAL

We examined the account books of CRSEC, as well as all other documents required for the preparation of this report.

The experts have ascertained that the book Net Equity value of CRSEC, for the purpose of its merger with and into PETROBRÁS, is of R$ 13,675,909.27 (thirteen million, six hundred seventy five thousand, nine hundred and nine *reais* and twenty-seven cents), as of August 31, 2013 as shown in the following table:

COMPANHIA DE RECUPERAÇÃO SECUNDÁRIA	ACCOUNTING STATEMENT
BALANCE SHEET - IN REAIS	BALANCE AS OF 08/31/2013
CURRENT ASSETS	13.689.734,76
Cash and Cash Equivalents	13.381.204,11
Recoverable Taxes	308.098,87
Other Assets	431,78
NON-CURRENT ASSETS	-
LONG-TERM ASSETS	-
INVESTMENTS	-
FIXED ASSETS	-
INTANGIBLES	-
TOTAL ASSETS	13.689.734,76
CURRENT LIABILITIES	13.825,49
NON-CURRENT LIABILITIES	-
NET EQUITY	13.675.909,27
TOTAL EQUITY AND LIABILITIES	13.689.734,76

Report RJ-0319/13-01 7

Apsis

6. CONCLUSION

In the light of examinations carried out in the previously mentioned documents and on the basis of APSIS' analyses, the experts have concluded that the pro forma book Net Equity value of **CRSEC**, for the purpose of its merger with and into **PETROBRAS**, is of R$ 13,675,909.27 (thirteen million, six hundred seventy five thousand, nine hundred and nine *reais* and twenty-seven cents), as of August 31, 2013.

Having concluded Report **RJ-0319/13-01**, which consists of 09 (nine) pages typed on one side and 02 (two) attachments, APSIS Consultoria e Avaliações Ltda., CRC/RJ-005112/O-9, a company specializing in the appraisal of assets, legally represented by the signatories below, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, September 27, 2013.

AMILCAR DE CASTRO
Director

ERIVALDO ALVES DOS SANTOS FILHO
Accountant (CRC/RJ 100990/O-1)

Report RJ-0319/13-01 8

Apsis

7. LIST OF ATTACHMENTS

1. SUPPORTING DOCUMENTS
2. GLOSSARY AND APSIS' PROFILE

RIO DE JANEIRO - RJ
Rua da Assembleia, nº 35, 12º andar
Centro, CEP 20011-001
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 42
Consolação, CEP 01227-200
Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

Report RJ-0319/13-01 9

1

CIA RECUPER. SECUNDÁRIA
Rio de Janeiro

BALANCE SHEET OF CRSEC - 9506 ON AUGUST 31, 2013

Account	Group description	Previous balance	Debit	Credit	Current balance
	CURRENT				
	ASSETS				
	CASH ON HAND				
	Banks				
	Banks - Country				
1101200297	ITAU BRANCH 2001 ACC 11733-8 - BANKING OPERATIONS	0,00	0,00	0,00	0,00
1101200298	ITAU BRANCH 2001 ACC 11731-2 - BANKING OPERATIONS	0,00	0,00	0,00	0,00
1101200391	BANK OF BRAZIL BRANCH 3180-1 ACC 11969-5 - BANKING OPERATIONS	8.129,89	4.416.406,21	-4.423.516,30	1.019,80
1101220391	BANK OF BRAZIL BRANCH 3180-1 ACC 11969-5 - INPUT	0,00	4.416.406,21	-4.416.406,21	0,00
1101210297	ITAU BRANCH 2001 ACC11733-8 - BANK RECONCILIATION STATEMENT	0,00	0,00	0,00	0,00
1101230297	ITAU BRANCH 2001 ACC11733-8 - OUTPUT RECONCILIATION	0,00	0,00	0,00	0,00
1101230391	BANK OF BRAZIL BRANCH 3180-1 ACC 11969-5 - OUTPUT	0,00	4.442.912,58	-4.442.912,58	0,00
	Total	8.129,89	13.275.725,00	-13.282.835,09	1.019,80
	Total Banks	8.129,89	13.275.725,00	-13.282.835,09	1.019,80
	Financial investments				
	Financial investments - Country				
1101300001	FINANCIAL INVESTMENTS - COUNTRY	0,00	5.000,00	-5.000,00	0,00
1101301017	FINANCIAL INVESTMENTS - CREDIT RIGHTS INVESTMENT FUNDS (FIDC)	8.904.651,84	4.481.554,71	-6.022,24	13.380.184,31
	Total	8.904.651,84	4.486.554,71	-11.022,24	13.380.184,31
	Total Financial investments	8.904.651,84	4.486.554,71	-11.022,24	13.380.184,31
	TOTAL CASH ON HAND	8.912.781,73	17.762.279,71	-13.293.857,33	13.381.204,11
	ACCOUNTS RECEIVABLE				
	Customers				
	Customers' operating activities				
1103100001	SUNDRY DEBTORS - COUNTRY	431,78	0,00	0,00	431,78
	Total	431,78	0,00	0,00	431,78
	Total Customers	431,78	0,00	0,00	431,78
	TOTAL ACCOUNTS RECEIVABLE	431,78	0,00	0,00	431,78
	TAXES RECOVERABLE				
	Income Tax recoverable				
1107300001	INCOME TAX RECOVERABLE	201.826,57	250.071,83	-451.898,40	0,00
1107300002	INCOME TAX ON FINANCIAL INVESTMENT	0,00	22,24	0,00	22,24
	Total	201.826,57	250.094,07	-451.898,40	22,24
	PUBLIC SERVANT FUND (PASEP) recoverable

2

CIA RECUPER. SECUNDÁRIA
Rio de Janeiro

BALANCE SHEET OF CRSEC - 9506 ON AUGUST 31, 2013

Account	Group description	Previous balance	Debit	Credit	Current balance
1107400002	PUBLIC SERVANT FUND (PASEP) TO BE REFUNDED	681.647,40	3.846.808,05	-4.404.232,05	124.223,40
	Total	681.647,40	3.846.808,05	-4.404.232,05	124.223,40
	CONTRIBUTION FOR SOCIAL SECURITY FINANCING (COFINS)recoverable				
1107500002	CONTRIBUTIONS FOR SOCIAL SECURITY FINANCING (COFINS) TO BE REFUNDED	3.132.390,24	402.279,96	-3.350.816,97	183.853,23
	Total	3.132.390,24	402.279,96	-3.350.816,97	183.853,23
	Social contribution recoverable				
1107600001	SOCIAL CONTRIBUTION ON NET PROFIT (CSLL) -LAW 8981 RECOVERABLE	0,00	11.337,29	-11.337,29	0,00
	Total	0,00	11.337,29	-11.337,29	0,00
	TOTAL TAXES RECOVERABLE	4.015.864,21	4.510.519,37	-8.218.284,71	308.098,87
	TOTAL CURRENT ASSETS	12.929.077,72	22.272.799,08	-21.512.142,04	13.689.734,76
	LONG TERM RECEIVABLES				
	TOTAL LONG TERM RECEIVABLES	0,00	0,00	0,00	0,00
	FIXED ASSETS				
	PROPERTY, LAND AND EQUIPMENT				
	Equipment				
	Equipment - Cost				
1302310005	INSTALLATION EQUIPMENT - OIL OPERATION AND PRODUCTION	198.456.000,00	0,00	0,00	198.456.000,00
1302318001	EQUIPMENT & INSTALLATION - ASSIGNMENT OF THE RIGHT OF USE	-198.456.000,00	0,00	0,00	-198.456.000,00
	Total	0,00	0,00	0,00	0,00
	Equipment - Depreciation				
1302320005	INSTALLATION EQUIPMENT - OFFSHORE OIL OPERATION AND PRODUCTION	-189.416.319,00	0,00	-484.098,00	-189.900.417,00
1302328001	EQUIPMENT & INSTALLATION - ASSIGNMENT OF THE RIGHT OF USE - ACCUMULAT	189.416.319,00	484.098,00	0,00	189.900.417,00
	Total	0,00	484.098,00	-484.098,00	0,00
	Total Equipment	0,00	484.098,00	-484.098,00	0,00
	TOTAL PROPERTY, LAND AND EQUIPMENT	0,00	484.098,00	-484.098,00	0,00
	TOTAL FIXED ASSETS	0,00	484.098,00	-484.098,00	0,00
	TOTAL ASSETS	12.929.077,72	22.756.897,08	-21.996.240,04	13.689.734,76
	LIABILITIES				
	CURRENT LIABILITIES

3

CIA RECUPER. SECUNDÁRIA
Rio de Janeiro

BALANCE SHEET OF CRSEC - 9506 ON AUGUST 31, 2013

Account	Group description	Previous balance	Debit	Credit	Current balance
	SUPPLIERS				
	Suppliers - Third parties				
2101100001	SUPPLIERS - COUNTRY	-6.835,43	20.552,24	-14.154,74	-437,93
2101100005	REPROCESSING OF PAYMENTS TO SUPPLIERS	0,00	294,18	-6.174,16	-5.879,98
2101100014	RECLASSIFICATION OF GOODS/INVOICE RECEIPT - SUPPLIERS	-5.347,34	5.598,02	-5.598,02	-5.347,34
	Total	-12.182,77	26.444,44	-25.926,92	-11.665,25
	Suppliers' Transitional Accounts				
2101900005	PROVISION FOR THE READJUSTMENT OF SERVICE CONTRACTS	-667,28	667,28	-667,28	-667,28
2101900017	TRANSITIONAL ACCOUNTS - GOODS/INVOICE RECEIPT - SERVICES	-5.598,02	5.598,02	-5.598,02	-5.598,02
2101900021	TRANSITIONAL BROKERAGE - GOOD/INVOICE RECEIPT	5.598,02	5.598,02	-5.598,02	5.598,02
	Total	-667,28	11.863,32	-11.863,32	-667,28
	TOTAL SUPPLIERS	-12.850,05	38.307,76	-37.790,24	-12.332,53
	DIVIDENDS				
2104000010	DIVIDENDS PAYABLE - SYSTEM COMPANY	-63.928.783,17	63.928.783,17	0,00	0,00
	TOTAL DIVIDENDS	-63.928.783,17	63.928.783,17	0,00	0,00
	TAXES, CHARGES AND CONTRIBUTIONS				
	Income tax				
2105300004	WITHHOLDING INCOME TAX FROM THIRD PARTIES -	-1.168,76	230,60	-281,94	-1.220,10
	Total	-1.168,76	230,60	-281,94	-1.220,10
	Other taxes, charges and contributions				
2105900008	WITHHOLDING FEDERAL TAXES FROM SUPPLIERS LAW	269,16	582,68	-874,02	-22,18
2105900011	WITHHOLDING TAX ON SERVICES	-250,68	0,00	0,00	-250,68
	Total	18,48	582,68	-874,02	-272,86
	TOTAL TAXES, CHARGES AND CONTRIBUTIONS	-1.150,28	813,28	-1.155,96	-1.492,96
	PROVISIONS				
	Other provisions				
2107900099	OTHER PROVISIONS - THIRD PARTY LIABILITIES	0,00	0,00	0,00	0,00
	Total	0,00	0,00	0,00	0,00
	TOTAL PROVISIONS	0,00	0,00	0,00	0,00
	TOTAL CURRENT LIABILITIES	-63.942.783,50	63.967.904,21	-38.946,20	-13.825,49
	LONG TERM LIABILITIES

4

CIA RECUPER. SECUNDÁRIA
Rio de Janeiro

BALANCE SHEET OF CRSEC - 9506 ON AUGUST 31, 2013

Account	Group description	Previous balance	Debit	Credit	Current balance
	TOTAL LONG TERM LIABILITIES	0,00	0,00	0,00	0,00
	NET EQUITY				
	CAPITAL STOCK				
	Subscribed capital				
2501100001	COMMON SHARES	-100,00	0,00	0,00	-100,00
	Total	-100,00	0,00	0,00	-100,00
	TOTAL CAPITAL STOCK	-100,00	0,00	0,00	-100,00
	PROFIT RESERVES				
	Legal reserve				
2504100001	LEGAL RESERVE	-20,00	0,00	0,00	-20,00
	Total	-20,00	0,00	0,00	-20,00
	TOTAL PROFIT RESERVES	-20,00	0,00	0,00	-20,00
	PROFIT OR LOSS				
2505000001	WRITE-OFF OF RESERVES	0,00	55.160.750,86	-63.928.783,17	-8.768.032,31
2505000002	ADJUSTMENTS OF PRIOR FINANCIAL YEARS	51.037.777,76	0,00	-51.037.777,76	0,00
2505000010	ACCUMULATED LOSSES	4.122.973,10	0,00	-4.122.973,10	0,00
	TOTAL PROFIT OR LOSS	55.160.750,86	55.160.750,86	-119.089.534,03	-8.768.032,31
	TOTAL NET EQUITY	55.160.630,86	55.160.750,86	-119.089.534,03	-8.768.152,31
	TOTAL LIABILITIES	-8.782.152,64	119.128.655,07	-119.128.480,23	-8.781.977,80
	TOTAL ASSETS	12.929.077,72	22.756.897,08	-21.996.240,04	13.689.734,76
	TOTAL LIABILITIES	-8.782.152,64	119.128.655,07	-119.128.480,23	-8.781.977,80
	INCOME STATEMENT	-4.146.925,08	671.137,43	-1.431.969,31	-4.907.756,96
		0,00	142.556.689,58	-142.556.689,58	0,00

Glossário

ABL - Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) - Brazilian Technical Standards Association.

Allocated Codes - serial number (grades or weights) to differentiate the quality features of properties.

Allotment - subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization - systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset - a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach - valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic Infrastructure - urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) - a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property - the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta - a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value - the value at which an asset or liability is recognized on the balance sheet.

Building Standard - the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination - union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk - uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) - fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) - model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate - any divisor used to convert economic benefits into value in a single period.

Capital Structure - composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow - cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

1

Casualty - an event that causes financial loss.

Company - commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset as a result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium - value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value - value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D & A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs, including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits - benefits such as revenue, net profit, net cash flow, etc.

Efficient Use - that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

2

Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area - constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset - tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company's total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill - see Premium for Expected Future Profitability.

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area - useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Impairment losses

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach - valuation method for converting the present value of expected economic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

3

Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital - the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta - beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach - valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension

4

funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets - those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model - hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets - assets that are basic to the company's operations.

Operating Lease - that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) - future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area - useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property - something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations - range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate - market data with features comparable to the property assessed.

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life - a property's remaining life.

Replacement Cost - a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

5

Reproduction Cost Less Depreciation - a property's reproduction cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset - estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample - set of market data representative of a population.

Scrap Value - market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices - see Assets Approach.

Statistical Inference - part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary - entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation - documentation raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report - detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area - resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area - real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life - the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation - act or process of determining the value of an asset.

Valuation Methodology - one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk - representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use - value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan - the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) - model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

6

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Different

The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years.
We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.
We are a team sized to your needs.
We are resourceful, precise and to-the-point.
Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.
We are a company always on the move.
And ready to meet your company´s needs.

SERVICES

Appraisal for Corporate Restructuring Purposes

- Independent Appraisal Reports
- Technical Reports for Consolidations, Spin-offs and Mergers
- Asset Valuation in Investiment and Real Estate Funds
- Share Capital Increase
- IPO - Public Share Offering
- Net Equity at Market Price (Exchange Ratio)
- Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

- Business Combination - Goodwill
- Impairment Test
- Intangible Assets (Brands, Softwares and Others)
- Economic Lifetime, Residual Value and Replacement Value
- Property for Investments
- Purchase Price Allocation (PPA)
- Biological Assets

Corporate Finance

- Business, Brand Valuation and Other Intangible Asset Valuation
- Mergers & Acquisitions (M&A)
- Fairness Opinion
- Investors and Opportunity Prospection
- Feasibility Studies
- Strategic Financial Modeling
- Performance Analysis Indicator

Fixed Asset Management

- Inventory-taking and Accounting Reconciliation
- Equity Outsourcing

Real Estate Appraisal

- Purchase & Sale / Rental Evaluation
- Bank Guarantee / Payment in Kind
- Insurance Appraisal
- Tax Review (Land and Property Tax / Transfer Tax)

You can find more information about our services and cases at apsis.com.br

CLIENTS

AÇÚCAR GUARANI (GRUPO TEREOS)
ALIANSCE SHOPPING CENTERS
ALL - AMÉRICA LATINA LOGÍSTICA
AMBEV
ANDRADE GUTIERREZ
ANHANGUERA
ARCELOR MITTAL
AYESA INTERNATIONAL
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BIAM GESTÃO DE CAPITAIS
BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BM&F BOVESPA
BNDES
BNY MELLON
BR MALLS
BR PROPERTIES
BRASIL FOODS
BRASKEM
BRAZIL PHARMA
BROOKFIELD INCORPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMARGO CORRÊA
CAMIL ALIMENTOS
CARLYLE BRASIL
CARREFOUR
CASA & VIDEO
CCX - EBX - IMX - LLX - MMX
CEG
CIELO
CLARO
CLUB MED
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CPFL
CREDICARD
CSN - COMPANHIA SIDERÚRGICA NACIONAL
EMBRAER
EMBRATEL
ENERGISA
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FGV - PROJETOS
FOZ DO BRASIL
FRESH START BAKERIES (EUA)
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GETNET
GOL LINHAS AÉREAS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HYPERMARCAS
IDEIASNET
INBRANDS
IOCHPE MAXION
JBS
KRAFT FOODS
L'ORÉAL
LAFARGE
LAVAZZA
LEADER MAGAZINE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LORINVEST (LORENTZEN)
MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MG A.A DE INVESTIMENTOS
MICHELIN
MULTIPLAN
OI S.A.
OWENS ILLINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PEIXE URBANO
PETROBRAS
PINHEIRO GUIMARÃES ADVOGADOS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (VIA VAREJO S.A.)
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REPSOL YPF
REXAM
RIO BRAVO
ROTHSCHILD & SONS
SHELL
SHV
SOUZA, CESCON ADVOGADOS
TAURUS
TELOS FUNDAÇÃO EMBRATEL
TIM BRASIL
TOTVS
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR
UNIMED
VEIRANO ADVOGADOS
VEREMONTE
VIVO
VOTORANTIM
W. TORRE
WHEATON DO BRASIL
WHITE MARTINS
XP INVESTIMENTOS

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Rio de Janeiro

Rua da Assembleia, 35 - 12º andar
Centro - 20011-001
Phone: +55(21) 2212-6850
Fax: +55(21) 2212-6851
apsis.rj@apsis.com.br

São Paulo

Av. Angélica, 2503 - Conj. 42
Consolação - 01227-200
Phone: +55(11) 3666-8448
Fax: +55(11) 3662-5722
apsis.sp@apsis.com.br

An independent member of
Morison International

Annex IV

(CVM Instruction No. 481- Annex 21)

Annex 21

1. List the appraisers recommended by the manager

APSIS CONSULTORIA E AVALIAÇÕES Ltda, hereinafter referred to as APSIS, was designated to check the value of the net assets of: Companhia de Recuperação Secundária, to be absorbed by PETROBRAS.

2. Describe the qualification of recommended appraisers

APSIS, since it is a consulting firm, registered before CRC under No. CRC/RJ-005112/O-9, is qualified to issue an appraisal report at book value according the rules in force. This report satisfies the specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different agencies, such as: Ministry of Finance, the Central Bank of Brazil, Banco do Brasil, CVM – Securities and Exchange Commission, SUSEP –Private Insurance Supervisory Board, RIR – Income Tax Regulation etc.

APSIS has already performed similar services to PETROBRAS.

3. Provide copies of the work offers and compensation of recommended appraisers

See below

4. Describe any relevant existing relationship in the last three (3) years between the recommended appraisers and the parties related to the company, such as defined by the accounting rules providing for such matter

The advisors are not interested, directly or indirectly, in the companies involved or in the transaction, and there is no other relevant circumstance that may be regarded as conflict of interests.

Apsis
A DIFERENÇA EM CONSULTORIA
Simples e Inteligente

Commercial Proposal

RJ - 0319/13

Company: PETROBRAS S/A

C/o: Mr. Sebastião Santos

EXTRAORDINARY GENERAL MEETING

NOTICE TO THE SHAREHOLDERS

ITEM III

PARTIAL DEMERGER OF PIFCO WITH TRANSFER OF SPUN OFF PORTION INTO PETROBRAS

Dear Shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company” or “Petrobras) hereby presents, in relation to the partial demerger of Petrobras International Finance Company S.A. (“PIFCO”) with transfer of spun off portion into Petrobras , as provided for in item III of the Agenda of the Extraordinary General Meeting to be held on Dec 16, 2013, the following information to the Shareholders:

PIFCO is a wholly-owned subsidiary of Petrobras with headquarters located in Luxembourg that has operated for over a decade in the marketing of oil and by-products and as a fundraising tool for Petrobras System abroad.

With the establishment in The Netherlands of Petrobras Global Trading BV ("PGT") and Petrobras Global Finance B.V. ("PGF") to operate in the marketing of oil and by-products, as well as in fundraising activities within the capital market, respectively, PIFCO has lost its purpose.

Therefore, its extinction was considered appropriate with the purpose of reducing costs and optimizing the corporate structure of the System focusing on PGF’s role of raising funds in the market and in PGT the marketing of oil and byproducts.

Within this context, the partial demerger of PifCo with transfer of spun off portion into Petrobras aims to transfer to Petrobras all assets and liabilities related to commercial transactions previously performed and loans related to specific projects.

Given that the Company holds 100% (one hundred percent) of the shares representing the capital of PIFCO, the transfer of spun off portion of PIFCO into Petrobras shall not change the capital stock of Petrobras, provided that its financial statements already consolidate the accounting records of PIFCO.

We emphasize that the other assets and liabilities of PIFCO, mainly financial ones, related to funding from capital markets (bonds) and to mutual transactions with companies of Petrobras System, will continue to be held by PIFCO until it is duly incorporated by PGF.

Upon completion of the partial demerger of PIFCO, PIFCO shares held by Petrobras will be sold to PGF and later incorporated into PIFCO, which will be automatically terminated and the funding operations of Petrobras in the market will be concentrated in PGF.

Finally, the partial demerger of PIFCO with transfer of spun off portion into Petrobras is part of a process of simplifying the corporate structure of Petrobras and a cost reduction program, which also includes as future measures, the sale of shares of PIFCO for PGF, the merger of PIFCO into PGF and its subsequent extinction, consolidating PGF as preferred vehicle for raising funds in the market.

Thus, the Board of Directors submits to the high consideration and resolution of this Extraordinary Shareholders' Meeting, with the assent of the Fiscal Council, the proposal of partial demerger OF PIFCO with transfer of spun off portion into Petrobras, pursuant to the Protocol and Justification of Partial Demerger signed between the Company and PIFCO, the company’s Appraisal Report and the remaining provisions contained in item 3 of the Agenda as provided for in the Notice of Meeting.

Attached to the Meeting Manual are the documents and information relevant to the exercise of voting rights of the shareholders, including the information required by CVM Instruction No. 481, Annex 21

Maria das Graças Silva Foster

CEO of Petrobras

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
FISCAL COUNCIL OPINION

Petróleo Brasileiro S.A. - PETROBRAS' Fiscal Council, in the exercise of its duties pursuant to the law and the company’s by-laws, on meeting held on this date, has reviewed the decisions of the Company's Board of Directors (Meeting C.A. number 1.385, on Nov 12, 2013), in order to submit to deliberation at the Extraordinary General Meeting – AGE as follows: I - Merger of Spun Off Portion of Petrobras International Finance Company S.A., PIFCO, into PETROBRAS; and II – Merger of Companhia de Recuperação Secundária- CRSec, into PETROBRAS.

2. Based on the content of documents sent to this Committee, and provided that the two operations do not carry any legal, economic-financial and legal impairment, according to the Appraisal Reports, namely: a) report from PricewaterhouseCoopers Auditores Independente, issued on September 20, 2013, which has verified net assets formed by assets and liabilities of Petrobras International Finance Company S.A., PIFCO in the amount of US$4,835,203 (three million, eight hundred and thirty five thousand, two hundred and three dollars), according to balance sheet as of July 31, 2013; and b) based on the Appraisal Report made by APSIS Consultoria e Avaliações Ltda. issued on September 27, 2013, which has verified that the net book value of CRSec for the purposes of merger into PETROBRAS amounts to BRL$ 13,675,909.27 (thirteen million, six hundred and seventy five thousand, nine hundred and nine Reais and twenty seven cents); according to balance sheet as of July 31, 2013; and in the protocols, which in compliance with the provisions of articles 224 and 225 of Law 6404/76, have presented the abovementioned merger and justification conditions, it is the understanding of the Fiscal Council that operations comply with all of the legal formalities, and the required documentation submitted, it is in the interest of the Company and its shareholders to submit it for deliberation and vote by the Extraordinary General Meeting of the Shareholders of PETROBRAS.

Rio de Janeiro, November 12, 2013.

Marisete Fátima Dadaid Pereira
Chairman

Cesar Acosta Rech	Paulo José dos Reis Souza
Member of the Fiscal Board	Member of the Fiscal Board

Reginaldo Ferreira Alexandre	Walter Luis Bernardes Albertoni
Member of the Fiscal Board	Member of the Fiscal Board

PETROBRAS

Petrobras International Finance Company S.A.

Société anonyme

Registered office: 40, Avenue Monterey, L-2163 Luxembourg

Registre de Commerce et des Sociétés, Luxembourg (R.C.S. Luxembourg): B 179383

Petróleo Brasileiro S.A. — Petrobras

(*Sociedade de economia mista*)

Registered office: Avenida República do Chile, 65, Centro, Rio de Janeiro, RJ,

Federative Republic of Brazil

Share capital: R$ 205.410.905.230,50

CNPJ/MF: 33.000.167/0001-01

On October 2nd, 2013

COMMON TERMS OF DEMERGER /

PROTOCOLO E JUSTIFICAÇÃO DA CISÃO PARCIAL

(1) **Petrobras International Finance Company S.A.** (the "**Demerged Company**"), a public company limited by shares (*société anonyme)* governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 40, Avenue Monterey, L-2163 Luxembourg, having a share capital of US$ 1,820,050,000 (one billion eight hundred and twenty million fifty thousand north american dollars) divided into 1,820,050,000 (one billion, eight hundred and twenty million, fifty thousand) shares having a nominal value of US$ 1 (one north american dollar) each, having transferred its registered office and its central administration from the Cayman Islands to the Grand-Duchy of Luxembourg pursuant to a deed enacted by Maître Kesseler on July 25, 2013 published in the *Mémorial C, Recueil des Sociétés et Associations* (the "**Mémorial C**") dated August 9, 2013 and registered with the Luxembourg Trade and Companies' Register (R.C.S. Luxembourg) under number B 179383, herein represented according to its Articles of Association;

And:

(2) **Petróleo Brasileiro S.A. — PETROBRAS** (the "**Recipient Company**"), a corporation (*sociedade de economia mista*) organized under the laws of the Federative Republic of Brazil, having its registered office at

Petrobras International Finance Company S.A.

(Société anonyme)

Sede Social: 40, Avenue Monterey, L-2163 Luxemburgo

Registro de Comércio, Luxemburgo (R.C.S. Luxembourg): B 179383

Petróleo Brasileiro S.A. — Petrobras

(*Sociedade de economia mista*)

Sede Social: Avenida República do Chile, 65, Centro, Rio de Janeiro, RJ,

República Federativa do Brasil

Capital Social: R$ 205.410.905.230,50

CNPJ/MF: 33.000.167/0001-01

Em 2º de Outubro, 2013

COMMON TERMS OF DEMERGER /

PROTOCOLO E JUSTIFICAÇÃO DA CISÃO PARCIAL

(1) **Petrobras International Finance Company S.A.** (a "**Sociedade Cindida**"), uma sociedade por ações (*société anonyme)* regida pelas leis do Grão-Ducado de Luxemburgo, tendo sua sede social ao nº 40, Avenue Monterey, L-2163 Luxemburgo, com capital social de US$ 1.820.050.000 (um bilhão, oitocentos e vinte milhões e cinquenta mil dólares norte-americanos) divididos em 1.820.050.000 (um bilhão, oitocentos e vinte milhões e cinquenta mil) ações tendo um valor nominal de US$ 1 (um dólar norte-americano) cada, tendo transferido sua sede social e sua administração central das Ilhas Cayman para o Grão-Ducado de Luxemburgo conforme disposto na escritura emitida por Maître Kesseler em 25 de Julho de 2013, publicada no *Mémorial C, Recueil des Sociétés et Associations* (o "**Mémorial C**") datado de 09 de Agosto de 2013 e registrada junto ao Registro de Comércio de Luxemburgo (R.C.S. Luxembourg) sob o nº B 179383, no presente ato representada de acordo com seu Estatuto Social;

E:

(2) **Petróleo Brasileiro S.A. — PETROBRAS** (a "**Sociedade Incorporadora**"), uma companhia (*sociedade de economia mista*) constituída sob as leis da República Federativa do Brasil, tendo sua sede social à Avenida

PETROBRAS

Avenida República do Chile, 65, Centro, Rio de Janeiro, RJ, Brazil, having a share capital of R$ 205.410.905.230,50 (two hundred and five billion, four hundred and ten million, nine hundred and five thousand, two hundred and thirty reais and fifty cents) divided into 13.044.496.930 (thirteen billion, forty four million, four hundred and ninety six thousand and nine hundred and thirty) shares with no nominal value, from which 7.442.454.142 (seven billion, four hundred and forty two million, four hundred and fifty four thousand and one hundred and forty two) are ordinary shares and 5.602.042.788 (five billion, six hundred and two million, forty two thousand and seven hundred and eighty eight) are preferred shares, registered with the National Register of Legal Entities (CNPJ) under number 33.000.167/0001-01, herein represented in accordance with its By-Laws,

República do Chile, 65, Centro, Rio de Janeiro, RJ, Brasil, com capital social de R$ 205.410.905.230,50 (duzentos e cinco bilhões, quatrocentos e dez milhões, novecentos e cinco mil, duzentos e trinta reais e cinquenta centavos), dividido em 13.044.496.930 (treze bilhões, quarenta e quatro milhões, quatrocentos e noventa e seis mil, novecentos e trinta) ações sem valor nominal, das quais 7.442.454.142 (sete bilhões, quatrocentos e quarenta e dois milhões, quatrocentos e cinquenta e quatro mil, cento e quarenta e duas) são ações ordinárias e 5.602.042.788 (cinco bilhões, seiscentos e dois milhões, quarenta e dois mil, setecentos e oitenta e oito) são ações preferenciais, registrada no Cadastro Nacional de Pessoas Jurídicas (CNPJ) sob nº 33.000.167/0001-01, neste ato representada de acordo com seu Estatuto Social,

(the Demerged Company and the Recipient Company being together referred to as the "**Companies**");

(a Sociedade Cindida e a Sociedade Incorporadora serão referidas em conjunto como as "**Sociedades**");

have together established the following common terms of demerger (the "**Terms of Demerger**") with regard to the demerger by absorption of part of the assets and liabilities of the Demerged Company into the Recipient Company (the "**Demerger**"), in accordance with Section XV of the Luxembourg Law on Commercial Companies of 10th August, 1915, as amended (the "**Luxembourg Law**") and in accordance with articles 224, 225, 226, 227, 229 and 233 of the Brazilian Corporation Law nº 6.404 of 15th December, 1976 (the "**Brazilian Law**"), in order to specify the terms and conditions of the Demerger and declare that:

Tendo estabelecido conjuntamente os seguintes termos comuns de cisão (o "**Protocolo e Justificação da Cisão Parcial**") com relação à cisão parcial de parte dos ativos e passivos da Sociedade Cindida que serão vertidos para a Sociedade Incorporadora (a "**Cisão Parcial**"), de acordo com a Seção XV da Lei de Luxemburgo sobre Sociedades Comerciais de 10 de Agosto de 1915, conforme alterada (a "**Lei de Luxemburgo** ") e de acordo com os artigos 224, 225, 226, 227, 229 e 233 da Lei de Sociedades por Ações Brasileira nº 6.404 de 15 de Dezembro de 1976 (a "**Lei Brasileira**"), de forma a especificar os termos e condições da Cisão Parcial e declarar que:

a) the Demerged Company was organized to conduct activities of trading of oil and other oil-products and as a holding financing company and during more than a decade conducted sales, importing and exporting activities and obtained financial resources in the international market as its contribution to the PETROBRAS group;

a) a Sociedade Cindida foi constituída para realizar atividades de comércio de petróleo e outros produtos derivados de petróleo e como sociedade *holding* para realizar operações de financiamento, e, ao longo de mais de uma década, atuou nas operações de compra e venda, importação e exportação de petróleo e derivados e captou recursos no exterior, como sua contribuição para o Sistema PETROBRAS;

b) recently the Recipient Company organized two other companies: Petrobras Global Finance B.V. ("**PGF**") and Petrobras Global Trading B.V. ("**PGT**") which will respectively conduct the financial and the trading activities from now on;

b) Recentemente, a Sociedade Incorporadora constituiu duas outras sociedades: a Petrobras Global Finance B.V. ("**PGF**") e a Petrobras Global Trading B.V. ("**PGT**"), as quais, respectivamente, passarão a realizar as atividades de captação de recursos e comércio de petróleo e derivados;

c) in order to align the various interests of the group, the Recipient Company, as sole shareholder of the Demerged Company, and the Demerged Company contemplate to separate and demerge the **Demerged Company Commercial Assets** and the **Demerged Company Commercial Liabilities** (as such terms are defined hereafter in the definitions section) of the Demerged Company into the Recipient Company. The Demerged Company Commercial Assets and the Demerged Company Commercial Liabilities, together the "**Demerged Assets and Liabilities**", will be transferred to the Recipient Company while the other (notably financial) assets and liabilities of the Demerged Company will be retained by the Demerged Company;

c) a fim de alinhar os diversos interesses do Sistema, a Sociedade Incorporadora, como única acionista da Sociedade Cindida e a Sociedade Cindida pretendem cindir parcialmente a Sociedade Cindida para verter os **Ativos Comerciais da Sociedade Cindida e os Passivos Comerciais da Sociedade Cindida** (conforme adiante definidos na cláusula de definições) para a Sociedade Incorporadora. Os Ativos Comerciais da Sociedade Cindida e os Passivos Comerciais da Sociedade Cindida, em conjunto "**Parcela Cindida**", serão transferidos para a Sociedade Incorporadora, enquanto os demais ativos e passivos da Sociedade Cindida (notadamente financeiros), serão mantidos por esta;

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d) after the Demerger, the totality of the shares of the Demerged Company will continue to be owned by the Recipient Company which will not suffer any impact on its share capital. The Demerged Company net asset will be reduced in an amount of US$ 3,835,203 (three million, eight hundred and thirty five thousand and two hundred and three north american dollars) and will be formed substantially by the financial assets and liabilities (mostly related to bonds) which will be aligned with the interests of PGF in the future;

e) neither of the Companies have been dissolved or declared bankrupt nor has a suspension of payments been declared;

f) The Demerged Company does not have any employees, staff delegation or works' council;

g) the Demerger is subject to the approval (i) by the sole shareholder of the Demerged Company, to occur before a Luxembourg notary at the earliest one month from the date of publication of the Terms of Demerger in the Mémorial C in accordance with article 290 of the Luxembourg Law and (ii) by the shareholders of the Recipient Company to resolve on the Demerger in a shareholders extraordinary general meeting to be opportunely convened; and

h) the Terms of Demerger (i) will be registered with the Luxembourg Trade and Companies' Register and published in the Mémorial C in accordance with the provisions of the Luxembourg Law, and will be disclosed to the shareholder of the Demerged Company 1 (one) month before the EGM of the Demerged Company, and, (ii) in accordance with the provisions of articles 133 and 135, § 3º of the Brazilian Law will be disclosed to the shareholders of the Recipient Company and published on the website of the Recipient Company and on the website of the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários*) ("**CVM**") 1 (one) month before the EGM of the Recipient Company.

i) the cross-border Demerger shall comply with both the Luxembourg Law and Brazilian Law.

1. Definitions

1.1 "**Assets**" means the assets, rights, interests, claims and properties of any person, wherever located (including in the possession of suppliers, distributors or other third parties or elsewhere), all kinds, real and personal, tangible, intangible and contingent, including rights and benefits pursuant to any contract, license, permit, indenture, note, bond, mortgage, agreement, concession, franchise, instrument, undertaking, commitment, understanding or other arrangement and any rights or benefits pursuant to any proceeding.

d) Após a Cisão Parcial, a totalidade das ações da Sociedade Cindida continuará a ser de propriedade da Sociedade Incorporadora, que não sofrerá qualquer impacto em seu capital social. O patrimônio líquido da Sociedade Cindida será reduzido no valor de US$ 3.835.203 (três milhões, oitocentos e trinta e cinco mil, duzentos e três dólares norte-americanos) e será formado substancialmente por ativos e passivos (principalmente relacionados a *bonds* de sua emissão), que serão alinhados aos interesses da PGF no futuro;

e) nenhuma das duas Sociedades sofreu dissolução ou teve declarada sua falência nem teve um processo de recuperação judicial ou extrajudicial iniciado contra si;

f) A Sociedade Cindida não possui funcionários, representação de pessoal ou conselho de trabalhadores;

g) A Cisão Parcial está sujeita à aprovação (i) pelo único acionista da Sociedade Cindida, o que deverá ocorrer perante um notário de Luxemburgo no mínimo um mês a partir da data de publicação do Protocolo e Justificação da Cisão Parcial no Mémorial C, de acordo com o artigo 290 da Lei de Luxemburgo e (ii) pelos acionistas da Sociedade Incorporadora, que irão deliberar sobre a Cisão Parcial em uma assembleia geral extraordinária (conforme adiante definido) a ser oportunamente convocada, e

h) o Protocolo e Justificação da Cisão Parcial (i) será registrado no Registro de Comércio de Luxemburgo e publicado no Mémorial C, de acordo com as disposições da Lei de Luxemburgo, e será divulgado aos acionistas da Sociedade Cindida 1 (um) mês antes de sua AGE, e, (ii) de acordo com as disposições dos artigos 133 e 135, § 3 º da Lei Brasileira será divulgado aos acionistas da Sociedade Incorporadora, e publicado em seu *site* e no *site* da Comissão de Valores Mobiliários ("**CVM**") 1 (um) mês antes da AGE da Sociedade Incoporadora.

i) esta Cisão Parcial internacional deve respeitar tanto a Lei de Luxemburgo quanto a Lei Brasileira.

1. Definições

1.1 "**Ativos**" significa os bens, direitos, interesses, demandas e propriedades de qualquer pessoa, independentemente da sua localização (inclusive na posse de fornecedores, distribuidores ou terceiros), de todos os tipos, reais e pessoais, tangíveis, intangíveis e contingentes, incluindo os direitos e benefícios em conformidade com qualquer contrato, licença, permissão, escritura, nota, títulos, hipoteca, acordo, concessão, franquia, instrumento, compromisso, entendimento ou outro arranjo e quaisquer direitos ou benefícios em conformidade com qualquer procedimento.

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1.6 "**Effective Date**" has the meaning set forth in clause 4 of these Terms of Demerger.

1.7 "**EGM**" means the shareholders extraordinary general meeting of each Company which will resolve on the Demerger.

1.8 "**Liabilities**" means all debts, liabilities, obligations, responsibilities, response actions, losses, damages (whether compensatory, punitive, consequential, or other), fines, penalties and sanctions, absolute or contingent, matured or unmatured, liquidated or unliquidated, foreseen or unforeseen, joint, several or individual, asserted or unasserted, accrued or unaccrued, known or unknown, whenever arising, including those arising under or in connection with any law or other pronouncements of governmental authorities having the effect of law, proceeding, threatened proceeding, order or consent decree of any governmental authority or any award of any arbitration tribunal, and those arising under any Contract, whether sought to be imposed by a governmental authority or private party, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, or otherwise, and including any costs, expenses, interest, attorneys' fees, disbursements and expenses of counsel, expert and consulting fees and costs related thereto or to the investigation or defense thereof.

1.9 "**Pro Forma Balance Sheet**" means the pro forma balance sheet for the Demerged Company attached hereto as Annex C which solely sets out the Demerged Assets and Liabilities and not the financial assets and liabilities remaining in the Demerged Company.

1.10 "**Reference Date**" means the date upon which the balance sheet that will be used as reference to the Luxembourg Expert Report and the Brazilian Expert Report will be raised, which will be the balance sheet raised at 31th July, 2013.

2. Justification of the Demerger

2.1 According to notably Article 285 and following of the Luxembourg Law and Article 229, § 1º of the Brazilian Law, at the Effective Date (as defined in section 4 below) the Demerger has the following, simultaneous effects by operation of law: The transfer, both as between the Demerged Company and the Recipient Company and vis-à-vis third parties, of all of the Demerged Company Commercial Assets and Demerged Company Commercial Liabilities from the Demerged Company being divided to the Recipient Company.

2.2 The Demerger is motivated by reasons of restructuring and rationalization of the structure and activities of the Companies and the group of which they form part, including particularly an organizational and administrative simplification. From an economic point of view the Demerger has no other consequences than the expected improvement of efficiency and cost reduction.

1.6 "**Data de Eficácia**" tem o significado estabelecido na cláusula 4 deste Protocolo e Justificação da Cisão Parcial.

1.7 "**AGE**" significa a Assembleia Geral Extraordinária de cada uma das Sociedades que irá deliberar sobre a Cisão Parcial.

1.8 "**Passivos**" significa todas as dívidas, responsabilidades, obrigações, ações de resposta, perdas, danos (sejam compensatórios, punitivos, consequentes, ou outros), multas, penalidades e sanções, em termos absolutos ou contingentes, vencidos ou não vencidos, liquidados ou não liquidados, previstos ou imprevistos, solidários ou individuais, declarados ou não declarados, acumulados ou não, conhecidos ou desconhecidos, sempre que ocorram, inclusive aqueles decorrentes de/ou em conexão com qualquer lei ou outros pronunciamentos de autoridades governamentais que têm o efeito de lei, procedimentos, processos, ordem ou decreto e autorização de qualquer autoridade governamental ou de laudo arbitral de qualquer tribunal arbitral, e aqueles decorrentes de qualquer Contrato, quer sejam impostos por uma autoridade governamental ou entidade privada, seja com base em Contrato, ato ilícito, garantia implícita ou expressa, responsabilidade objetiva, lei criminal ou civil, ou de outra forma, e incluindo todos os custos, despesas, juros, honorários advocatícios, taxas e despesas de advogado, honorários de peritos e consultoria, e despesas relacionadas com o mesmo e/ou para a investigação ou defesa dos mesmos.

1.9 "**Balanço Pro forma**" significa o balanço pro forma da Sociedade Cindida, anexado como Anexo C, que apenas reflete a Parcela Cindida e não os ativos e passivos financeiros que permanecem na Sociedade Cindida.

1.10 "**Data de Referência**" a data em que o balanço que será usado como referência para o Laudo de Avaliação de Luxemburgo e o Laudo de Avaliação Brasileiro será levantado, qual seja, 31 de julho de 2013.

2. Justificativa da Cisão Parcial

2.1 De acordo com o artigo 285 e seguintes da Lei de Luxemburgo e o artigo 229, § 1º, da Lei Brasileira, na Data de Eficácia (conforme definido na seção 4 abaixo), a Cisão Parcial produz simultaneamente, tanto entre a Sociedade Cindida e a Sociedade Incorporadora quanto em relação a terceiros os seguintes efeitos, por força de lei: a transferência da Sociedade Cindida para a Sociedade Incorporadora de todos os Ativos Comerciais da Sociedade Cindida e Passivos Comerciais da Sociedade Cindida.

2.2 A Cisão Parcial é motivada por razões de reestruturação e racionalização da estrutura e atividades das Sociedades e do grupo de que fazem parte, incluindo, em particular, uma simplificação organizacional e administrativa. Do ponto de vista econômico, a Cisão Parcial não tem outras consequências senão a esperada melhoria de eficiência e redução de custos.

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2.3 The Demerged Company used to carry out trading and financial activities which will be conducted by PGT and PGF and the purpose of the restructuring transaction is to rationally split off the commercial and the financial assets of the Demerged Company. Therefore, as a result of the Demerger the Demerged Company Commercial Assets and the Demerged Company Commercial Liabilities will be transferred to the Recipient Company and the remaining assets will be constituted mostly by financial assets.

2.3 A Sociedade Cindida realizava atividades comerciais e financeiras, as quais passarão a ser desenvolvidas pela PGT e PGF, sendo o propósito da operação de reestruturação dividir racionalmente os Ativos e Passivos comerciais e os Ativos e Passivos financeiros da Sociedade Cindida. Portanto, como resultado da Cisão Parcial os Ativos Comerciais da Sociedade Cindida e os Passivos Comerciais da Sociedade Cindida serão transferidos para a Sociedade Incorporadora e o patrimônio restante será constituído principalmente por ativos financeiros.

2.4 The Demerged Company Commercial Assets and the Demerged Company Commercial Liabilities are described in the Luxembourg Expert Report and in the Brazilian Expert Report, attached hereto as Annex A and Annex B, and in the Pro Forma Balance Sheet, attached hereto as Annex C.

2.4 Os Ativos Comerciais da Sociedade Cindida e os Passivos Comerciais da Sociedade Cindida estão descritos no Laudo de Avaliação de Luxemburgo e no Laudo de Avaliação Brasileiro, anexados ao presente documento como Anexo A e Anexo B, e no Balanço Pro forma, anexado como Anexo C.

2.5 In accordance to Article 233, paragraph one of the Brazilian Law, the Demerger will take place without any solidarity (joint and several liability) between the Demerged Company and the Recipient Company and as a consequence the Demerged Company will remain the sole responsible for the payment of its debts and obligations and the Recipient Company will be responsible solely for the debts and obligations included in the Demerged Company Commercial Liabilities.

2.5 Em conformidade com o artigo 233, parágrafo único, da Lei Brasileira, a Cisão Parcial ocorrerá sem qualquer solidariedade (responsabilidade solidária) entre a Sociedade Cindida e a Sociedade Incorporadora, e, como consequência, a Sociedade Cindida continuará a ser a única responsável pelo pagamento de suas dívidas e obrigações, e a Sociedade Incorporadora será responsável apenas pelas dívidas e obrigações incluídas nos Passivos Comerciais da Sociedade Cindida.

2.6 The costs related to the split-off will be borne by the Demerged Company, including those emerged from the contract with the Luxembourg Independent Expert (as defined below), and the costs related to the absorption of the Demerged Assets and Liabilities will be borne by the Recipient Company, including those emerged from the contract with the Brazilian Independent Experts.

2.6 Os custos relacionados com a Cisão Parcial serão suportados pela Sociedade Cindida, inclusive aqueles derivados da contratação da Empresa Especializada de Luxemburgo (conforme abaixo definido), e os custos relacionados com a absorção da Parcela Cindida serão suportados pela Sociedade Incorporadora, inclusive aqueles derivados da contratação da Empresa Especializada Brasileira.

3. Share exchange ratio / cash payment / modalities for attributing shares

3. Relação de substituição de Ações / pagamento em dinheiro / formas de atribuição de ações

3.1 As the Recipient Company is the sole shareholder of the Demerged Company, no shares will be issued by the Recipient Company to its shareholders and the shareholder of the Demerged Company. As a consequence no share exchange ratio shall apply, no cash payment will be made and no terms for the delivery of shares and no date as from which those shares shall carry the right to participate in the profits of the Recipient Company shall be determined.

3.1 Como a Sociedade Incorporadora é a única acionista da Sociedade Cindida, nenhuma ação será emitida pela Sociedade Incorporadora para seus acionistas e para o acionista da Sociedade Cindida. Como consequência, nenhuma relação de troca de ações é aplicável, nenhum pagamento em dinheiro será feito, não há nenhuma condição para a entrega de ações e nenhuma data a partir da qual as partes terão direito a participar dos lucros da Sociedade Incorporadora deverá ser determinada.

3.2 Article 264 of the Brazilian Law requires that in a demerger between the controlling company and the controlled company the share exchange ratio be based on the market value of the net asset of both companies calculated on the same date and under the same criteria, but as the Demerged Company is wholly owned by the Recipient Company and no shares of the Recipient Company will be issued in exchange for the cancelled shares of the Demerged Company, the Recipient Company has asked to the CVM authorization to carry out the Demerger based on a valuation of the Demerged Assets

3.2 O artigo 264 da Lei Brasileira exige que, em uma Cisão Parcial entre sociedade controladora e sua controlada a relação de troca seja baseada no valor de mercado do patrimônio líquido de ambas as sociedades, calculado na mesma data e com os mesmos critérios, mas, como a Sociedade Cindida é integralmente detida pela Sociedade Incorporadora, e nenhuma ação da Sociedade Incorporadora será emitida em substituição às ações canceladas da Sociedade Cindida, a Sociedade Incorporadora pediu a autorização da CVM para realizar a Cisão Parcial com base em avaliação contábil da Parcela

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and Liabilities according to its accounting value, which was expressly authorized as per the letter Ofício/CVM/SEP/GEA-1/Nº435/2013 of 26th August, 2013.

Cindida, o que foi expressamente autorizado conforme carta Ofício/CVM/SEP/GEA-1/Nº435/2013 de 26 de Agosto de 2013.

4. Effective Date - Effectiveness of the Demerger for accounting purposes - Profit entitlement

4. Data de Eficácia – Eficácia da Cisão Parcial para fins contábeis – Direito ao Lucro

4.1 The Demerger shall become effective (a) between the Demerged Company and the Recipient Company as at the later of the date of (i) the EGM of the sole shareholder of the Demerged Company to be held before a Luxembourg notary approving the Demerger and (ii) the date of the approval of the Demerger by the shareholders of the Recipient Company in an EGM contemplated to opportunely be convened (the "**Approval**") (the "**Effective Date**") and (b) towards third parties as of the later of (i) the date of the publication of the minutes of the EGM in the Mémorial C in accordance with the Luxembourg Law, contemplated to occur 15 (fifteen) days after the date of the EGM, at the most, and (ii) (A) at the date of Approval, in case the minutes of the shareholders general meeting of the Recipient Company are filed with the Rio de Janeiro Commercial Registry (*Junta Comercial do Estado do Rio de Janeiro*- "JUCERJA") within 30 (thirty) days of the Approval according to Article 36 of the Brazilian Public Registration of Legal Entities Law, nº 8.934 of 18th November, 1994 or (B) in case the minutes of the shareholders general meeting of the Recipient Company have not been filed in the JUCERJA within 30 (thirty) days after the date of the Approval, at the date of obtaining the JUCERJA's approval of the registration of these minutes.

4.1 A Cisão Parcial produzirá efeitos (a) entre a Sociedade Cindida e a Sociedade Incorporadora, na última data entre (i) a aprovação da Cisão Parcial pelo único acionista da Sociedade Cindida em AGE a ser realizada perante um notário de Luxemburgo e (ii) a data da aprovação da Cisão Parcial pelos acionistas da Sociedade Incorporadora em AGE a ser oportunamente convocada (a "**Aprovação**") (a "**Data de Eficácia**") e (b) em relação a terceiros na ocorrência do último entre (i) a data da publicação da ata da AGE no Mémorial C, de acordo com a Lei de Luxemburgo, prevista para ocorrer em até 15 (quinze) dias após a data da AGE, e (ii) (A) na data da Aprovação, no caso da ata da Assembleia Geral de Acionistas da Sociedade Incorporadora ser arquivada na Junta Comercial do Estado do Rio de Janeiro – ("JUCERJA") no prazo de 30 (trinta) dias da Aprovação de acordo com o artigo 36 da Lei de Registro Público de Empresas Mercantis nº 8.934 de 18 de novembro de 1994, ou (B) no caso de a ata da Assembleia Geral de Acionistas da Sociedade Incorporadora não ter sido arquivada na JUCERJA no prazo de 30 (trinta) dias após a data da Aprovação, na data de obtenção do arquivamento da ata pela JUCERJA.

4.2 The shareholders of the Companies will resolve in an EGM properly convened: (i) the ratification of the Independent Experts chosen to evaluate the Demerged Assets and Liabilities; (ii) these Terms of Demerger and the Luxembourg Expert Report and Brazilian Expert Report; (iii) the split- off of the Demerged Company Commercial Assets and the Demerged Company Commercial Liabilities from the Demerged Company and the absorption of the Demerged Company Commercial Assets and the Demerged Company Commercial Liabilities by the Recipient Company; (iv) the amendments to the Demerged Company Articles of Association; (v) and the delegation to the representatives of the Companies to act and represent the Demerged Company and the Recipient Company, as the case may be, in all actions and documents that will have to be produced or executed as a consequence of the approval of the Demerger.

4.2 Os acionistas das Sociedades irão decidir em uma AGE a ser devidamente convocada: (i) sobre a ratificação da nomeação das Empresas Especializadas escolhidas para avaliação da Parcela Cindida, (ii) sobre o Protocolo e Justificação da Cisão Parcial, o Laudo de Avaliação de Luxemburgo e o Laudo de Avaliação Brasileiro; (iii) sobre a Cisão Parcial da Sociedade Cindida e a versão dos Ativos Comerciais da Sociedade Cindida e dos Passivos Comerciais da Sociedade Cindida para a Sociedade Incorporadora; (iv) sobre as alterações no Estatuto Social da Sociedade Cindida, (v) e sobre a delegação para os administradores das Sociedades atuarem e representarem a Sociedade Cindida e a Sociedade Incorporadora, conforme for o caso, em todos os atos e documentos que terão de ser produzidos ou executados como consequência da aprovação da Cisão Parcial.

4.3 On the Effective Date, the Recipient Company will acquire the entirety of the Demerged Assets and Liabilities, by operation of law, such that at the Effective Date (i) all of the Demerged Company Commercial Assets and the Demerged Company Commercial Liabilities shall be vested in the Recipient Company and shall thereafter be the property of the Recipient Company, (ii) the Recipient Company shall be liable for all obligations of the Demerged Company in connection with the Demerged Assets and Liabilities, provided, however, notwithstanding the foregoing, amounts stemming from the Demerged Assets and Liabilities owing between the Recipient Company and the Demerged Company shall be cancelled for no

4.3 Na Data de Eficácia, a Sociedade Incorporadora irá adquirir a totalidade da Parcela Cindida, por força de lei, de tal forma que na Data de Eficácia (i) todos os Ativos Comerciais da Sociedade Cindida e Passivos Comerciais da Sociedade Cindida serão vertidos para a Sociedade Incorporadora e serão, a partir deste momento, propriedade da Sociedade Incorporadora, (ii) a Sociedade Incorporadora será responsável por todas as obrigações da Sociedade Cindida em conexão com Parcela Cindida, ressalvado que, no entanto, não obstante o acima exposto, os valores integrantes da Parcela Cindida que sejam devidos de parte a parte entre a Sociedade Incorporadora e a Sociedade Cindida sejam cancelados sem

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consideration.

For accounting purposes, the transfer of the Demerged Company Commercial Assets and Demerged Company Commercial Liabilities to the Recipient Company will be deemed to be effective and conducted on behalf of the Recipient Company as from the Reference Date, as defined in section 1.10 and all the changes occurred on the net asset of the Demerged Company will be registered on the Demerged Company's books and after the Demerger transferred to the Recipient Company on their accounting value.

5. Special benefits granted to shareholders or other holders of securities

5.1 No special benefit has been granted to the sole shareholder or to the holders of securities of the Demerged Company. Therefore, no special rights or advantages shall be granted in this respect by the Recipient Company in connection with the Demerger.

6. Particular advantages granted to the Independent Experts, the members of the Boards of Directors and the statutory auditor

6.1 There are no particular advantages granted to the independent experts, the members of the board of directors and the statutory auditor of the Companies.

7. Report of the Directors of the Demerger

7.1 In accordance with Article 293 (1) of the Luxembourg Law, the Board of Directors of the Demerged Company and the Board of Directors of the Recipient Company shall draw up a management report:

(a) explaining the draft Terms of Demerger and setting out notably the legal and economic grounds for them and, in particular, the share or corporate unit exchange ratio and the criterion determining their allocation, as the case may be; and

(b) any special valuation difficulties which may have arisen.

8. Reports of Independent Experts on the Demerger

8.1 In accordance with Article 294 of the Luxembourg Law and in accordance with Article 229, § 3º and Article 227, § 3º and Article 8º of the Brazilian Law, an independent expert, PriceWaterhouse Coopers, Société Coopérative, at 400, Route d'Esch, B.P. 1443, L-1014 Luxembourg, registered with the R.C.S. Luxembourg B 65.477 (expert-comptable autorisation gouvernementale 10028256) ("**Luxembourg Independent Expert**"), shall issue a report regarding notably the value of the Demerged Assets and Liabilities and any special valuation difficulties of the Demerged Company Commercial Assets and Demerged Company Commercial Liabilities which may have arisen from the Demerged Company perspective and contrapartida.

Para fins contábeis, a transferência dos Ativos Comerciais da Sociedade Cindida e Passivos Comerciais da Sociedade Cindida para a Sociedade Incorporadora será considerada como sendo eficaz e conduzida em nome da Sociedade Incorporadora, na Data de Referência, conforme definido na cláusula 1.10 e todas as mudanças ocorridas no patrimônio líquido da Sociedade Cindida serão registradas nos livros da mesma e, depois da Cisão Parcial, transferidas para a Sociedade Incorporadora por seu valor contábil.

5. Benefícios especiais concedidos aos acionistas ou detentores de outros valores mobiliários

5.1 Nenhum benefício especial foi concedido ao acionista único ou aos titulares de valores mobiliários da Sociedade Cindida. Em decorrência, nenhum direito ou vantagens especiais serão concedidas pela Sociedade Incorporadora como consequência da Cisão Parcial.

6. Vantagens especiais concedidas às Empresas Especializadas, aos membros do Conselho de Administração ou ao Auditor Interno

6.1 Nenhuma vantagem especial foi concedida às Empresas Especializadas, aos membros do Conselho de Administração e ao Auditor Interno das Sociedades.

7. Relatório da Administração

7.1 De acordo com o artigo 293 (1) da Lei de Luxemburgo, o Conselho de Administração da Sociedade Cindida e o Conselho de Administração da Sociedade Incorporadora devem elaborar um Relatório da Administração:

(a) explicando os termos e condições contidos no Protocolo e Justificação da Cisão Parcial e expondo seus fundamentos jurídicos e econômicos e, em particular, a relação de substituição de ações e o critério de determinação de sua alocação, conforme for o caso, e

(b) as dificuldades especiais de avaliação, que possam ter surgido.

8. Laudos de Avaliação da Parcela Cindida elaborados pelas Empresas Especializadas

8.1 De acordo com o artigo 294 da Lei de Luxemburgo e com os artigos 229, § 3º, 227, § 3º, e o artigo 8º da Lei Brasileira, uma empresa especializada, PriceWaterhouse Coopers, Société Coopérative, com sede em 400, route d'Esch, BP 1443, L- 1014 Luxemburgo, inscrita no RCS Luxemburgo sob nº B 65.477 (*expert-comptable autorisation gouvernementale 10028256*) ("**Empresa Especializada de Luxemburgo**"), emitirá um laudo de avaliação da Parcela Cindida contendo o valor dos Ativos Comerciais da Sociedade Cindida e Passivos Comerciais da Sociedade Cindida e as eventuais dificuldades especiais que possam ter surgido em sua avaliação sob a perspectiva da Sociedade Cindida e a PriceWaterhouse

BR PETROBRAS

PriceWaterhouse Coopers do Brasil, at Avenida José da Silva de Azevedo Neto, 200 – Torre Evolution IV, Rio de Janeiro, Brazil, CNPJ 61.562.112/0002-01 ("**Brazilian Independent Expert**" and together with the Luxembourg Independent Expert, the "**Independent Experts**"), shall issue a report regarding notably the value of the Demerged Assets and Liabilities and any specific valuation difficulties of the Demerged Company Commercial Assets and Demerged Company Commercial Liabilities, which may have arisen from the Recipient Company perspective.

8.2 The Demerger will be based on a balance sheet raised on the Reference Date and the Luxembourg Independent Expert and the Brazilian Independent Expert shall issue expert reports in accordance with the Luxembourg Law and the Brazilian Law, respectively. The choice of the Brazilian Independent Expert shall be approved by the Recipient Company's shareholders in an EGM at the same moment of the approval of the Demerger.

9. Precise description and allocation of the assets and liabilities of the Demerged Company to be transferred to the Recipient Company

9.1 The Recipient Company will become the legal owner of the Demerged Company Commercial Assets and Demerged Company Commercial Liabilities by operation of law on the Effective Date in accordance with clause 4.

9.2 These Terms of Demerger contain an accurate description of the Demerged Company Assets and Demerged Company Liabilities as of the Reference Date, which considers the Demerged Company balance sheet as of 31th July, 2013.

9.3 According to the Independent Experts reports, the accounting value of the Demerged Assets is US$ 1,421,868,356 (one billion, four hundred and twenty one million, eight hundred and sixty eight thousand and three hundred and fifty six north american dollars), formed by trading receivables from related parties (non interest bearing), notably from the Recipient Company.

9.4 According to the Independent Experts reports, the accounting value of the Demerged Liabilities is US$ 1,418,033,153 (one billion, four hundred and eighteen million, thirty three thousand and one hundred and fifty three north american dollars) formed by:

(i) payables to related parties (non interest bearing), notably to the Recipient Company, in the amount of US$ 4,210,381 (four million, two hundred and ten thousand, tree hundred and eighty one north american dollars);

(ii) payables to third parties (non interest bearing) in the amount of US$ 97,992 (ninety seven thousand and nine hundred and ninety two north american dollars);

(iii) intercompany loan granted by PGT in the amount (including accrued interest) of US$ 910,000,000 (nine hundred and ten million north american dollars);

Coopers do Brasil, com sede na Avenida José da Silva de Azevedo Neto, 200 - Torre Evolução IV, Rio de Janeiro, Brasil, CNPJ 61.562.112/0002-01 ("**Empresa Especializada Brasileira**" e juntamente com a Empresa Especializada de Luxemburgo, as "**Empresas Especializadas**"), emitirá um laudo de avaliação da Parcela Cindida contendo o valor dos Ativos Comerciais da Sociedade Cindida e Passivos Comerciais da Sociedade Cindida e as eventuais dificuldades de avaliação que possam ter surgido sob a perspectiva da Sociedade Incorporadora.

8.2 A Cisão Parcial será baseada em um balanço levantado na Data de Referência e a Empresa Especializada de Luxemburgo e a Empresa Especializada Brasileira devem emitir laudos de avaliação, de acordo com as Leis de Luxemburgo e do Brasil, respectivamente. A escolha da Empresa Especializada Brasileira deve ser aprovada pelos acionistas da Sociedade Incorporadora em AGE no mesmo momento da aprovação da Cisão Parcial.

9. Descrição precisa e alocação dos Ativos e Passivos da Sociedade Cindida a serem transferidos para a Sociedade Incorporadora

9.1 A Sociedade Incorporadora se tornará a proprietária legal dos Ativos Comerciais da Sociedade Cindida e Passivos Comerciais da Sociedade Cindida, na Data de Eficácia e por força de lei, conforme a cláusula 4.

9.2 Este Protocolo e Justificação da Cisão Parcial contém uma descrição precisa dos Ativos Comerciais da Sociedade Cindida e Passivos Comerciais da Sociedade Cindida na Data de Referência, que considera o balanço da Sociedade Cindida de 31 de julho de 2013.

9.3 De acordo com os laudos de avaliação das Empresas Especializadas, o valor contábil dos Ativos Comerciais da Sociedade Cindida é de US$ 1.421.868.356 (um bilhão, quatrocentos e vinte e um milhões, oitocentos e sessenta e oito mil e trezentos e cinquenta e seis dólares norte-americanos), formado por recebíveis comerciais de partes relacionadas (sem incidência de juros), notadamente, da Sociedade Incorporadora.

9.4 De acordo com os laudos de avaliação das Empresas Especializadas, o valor contábil do Passivo Comercial da Sociedade Cindida é de US$ 1.418.033.153 (um bilhão, quatrocentos e dezoito milhões, trinta e três mil, cento e cinquenta e quatro dólares norte-americanos) formado por:

(i) Dívidas com partes relacionadas (sem incidência de juros), especialmente com a Sociedade Incorporadora, no valor de U$ 4.210.381 (quatro milhões, duzentos e dez mil, trezentos e oitenta e um dólares norte-americanos);

(ii) Dívidas com terceiros (sem incidência de juros), no valor de US$ 97.992 (noventa e sete mil, novecentos e noventa e dois dólares norte-americanos);

(iii) Contrato de mútuo concedido pela PGT na quantia de US$ 910.000.000 (novecentos e dez milhões de dólares norte-americanos) (incluindo juros acumulados);

PETROBRAS

(iv) intercompany loan granted by PGF in the amount (including accrued interest) of US$ 150,000,000 (one hundred and fifty million north american dollars);

(v) bank loan granted by Malha Gas Investment Co. in the amount (including accrued interest) of US$ 107,614,780 (one hundred and seven million, six hundred and fourteen thousand and seven hundred and eighty north american dollars);

(vi) bank loan granted by Sumitomo Mitsui Banking Corporation in the amount (including accrued interest) of US$ 246,110,000 (two hundred and fourty six million and one hundred and ten thousand north american dollars).

9.5 As a consequence of the Demerger the net asset and the share capital of the Demerged Company will be reduced in the amount of US$ 3,835,203 (three million, eight hundred and thirty five thousand and two hundred and three north american dollars) which will result in the cancellation of 3,835,203 (three million, eight hundred and thirty five thousand and two hundred and three) shares of US$ 1 (one United States Dollars), and its share capital will remain at the value of US$ 1,816,214,797 (one billion eight hundred and sixteen million, two hundred and fourteen thousand and seven hundred and ninety seven north american dollars), divided into 1,816,214,797 (one billion eight hundred and sixteen million, two hundred and fourteen thousand and seven hundred and ninety seven) shares and the Article 5 of its Articles of Association will be amended as follows:

"Article 5.

The subscribed share capital shall be USD US$ 1,816,214,797 (one billion eight hundred and sixteen million, two hundred and fourteen thousand and seven hundred and ninety seven north american dollars) divided into 1,816,214,797 (one billion eight hundred and sixteen million, two hundred and fourteen thousand and seven hundred and ninety seven) shares of USD 1 (one United States Dollar) each."

9.6 The Demerged Company share capital will be proportionally reduced and the corresponding shares will be cancelled as a consequence of the Demerger.

9.7 To the extent that the allocation of Assets, Liabilities or other legal relationships (or parts thereof) is questionable or disputed, such allocation shall be effected by the Demerged Company at its reasonably exercised discretion and shall be binding for all parties involved. The Demerged Company must exercise its discretion to ensure compliance with the content of these Terms of Demerger in such manner that the allocation provided in these Terms of Demerger is realized. To the extent the Demerged Company does not make a declaration vis-à-vis the Recipient Company, any action taken or initiated by the Demerged Company with which the intention of allocation is shown is sufficient for exercising its discretion.

(iv) Contrato de mútuo concedido pela PGF na quantia de US$ 150.000.000 (cento e cinquenta milhões de dólares norte-americanos) (incluindo juros acumulados);

(v) empréstimo bancário concedido pela Malha Gas Investment Co. no valor de US$ 107.614.780 (cento e sete milhões, seiscentos e quatorze mil e setecentos e oitenta dólares norte-americanos) (incluindo juros acumulados);

(vi) empréstimo bancário concedido pelo Sumitomo Mitsui Banking Corporation, no valor de US$ 246.110.000 (duzentos e quarenta e seis milhões e cento e dez mil dólares norte-americanos) (incluindo juros acumulados).

9.5 Como consequência da Cisão Parcial, o patrimônio líquido e o capital social da Sociedade Cindida serão reduzidos no valor de US$ 3.835.203 (três milhões, oitocentos e trinta e cinco mil, duzentos e três dólares norte-americanos), que resultarão no cancelamento de 3.835.203 (três milhões, oitocentos e trinta e cinco mil, duzentos e três) ações no valor de US$ 1 (um dólar norte-americano) cada, e seu capital social passará ao valor de US$ 1.816.214.797 (um bilhão, oitocentos e dezesseis milhões, duzentos e quatorze mil, setecentos e noventa e sete dólares norte-americanos), dividido em 1.816.214.797 (um bilhão, oitocentos e dezesseis milhões, duzentos e quatorze mil, setecentos e noventa e sete) ações, e o artigo 5º de seu Estatuto Social será alterado como segue:

"Artigo 5º

O capital social subscrito é de USD $ 1.816.214.797 (um bilhão, oitocentos e dezesseis milhões, duzentos e quatorze mil, setecentos e noventa e sete dólares norte-americanos), dividido em 1.816.214.797 (um bilhão, oitocentos e dezesseis milhões, duzentos e quatorze mil, setecentos e noventa e sete) ações no valor de US$ 1 (um dólar norte-americano) cada uma."

9.6 O capital social da Sociedade Cindida será reduzido proporcionalmente e as ações correspondentes serão canceladas em decorrência da Cisão Parcial.

9.7 Na medida em que a alocação dos Ativos, Passivos e outras relações jurídicas (ou suas partes) na Parcela Cindida for questionável ou contestada, a Sociedade Cindida deverá, a seu critério exercido de maneira razoável, ajustar tal alocação, sendo obrigatório para todas as partes envolvidas o ajuste realizado. A Sociedade Cindida deve exercer o seu poder discricionário para garantir a conformidade com o conteúdo deste Protocolo e Justificação da Cisão Parcial de tal maneira que a alocação prevista neste Protocolo e Justificação da Cisão Parcial seja realizada. Caso a Sociedade Cindida não notifique a Sociedade Incorporadora, qualquer ação iniciada pela Sociedade Cindida com a intenção de alocação será suficiente para demonstrar o exercício deste direito.

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9.8 To the extent that Contracts specifically and undisputably pertaining to the Demerged Company Commercial Assets or Demerged Company Commercial Liabilities are not set out in these Terms of Demerger, they shall be transferred to the Recipient Company.

9.8 Caso os Contratos especificamente e inequivocamente relacionados com os Ativos Comerciais da Sociedade Cindida e Passivos Comerciais da Sociedade Cindida não estejam previstos neste Protocolo e Justificação da Cisão Parcial, os mesmos devem ser transferidos para a Sociedade Incorporadora.

9.9 The Recipient Company will receive the Demerged Assets and Liabilities but its net asset and its share capital will not suffer any impact as a consequence of the Demerger because the Demerged Company is wholly owned by the Recipient Company and was already registered in its consolidated financial statements.

9.9 A Sociedade Incorporadora receberá a Parcela Cindida, mas seu patrimônio líquido e seu capital social não sofrerão qualquer impacto em decorrência da Cisão Parcial porque a Sociedade Cindida é subsidiária integral da Sociedade Incorporadora e já está reconhecida nas demonstrações financeiras consolidadas da Sociedade Incorporadora.

9.10 After the Demerger the Demerged Company will continue to exist as legal entity and will remain the sole owner of and the sole responsible for the assets and liabilities which will not be part of the Demerged Assets and Liabilities.

9.10 Após a Cisão Parcial a Sociedade Cindida manterá sua personalidade jurídica e continuará a ser a única proprietária e a única responsável pelos ativos e passivos que não fizerem parte da Parcela Cindida.

9.11 The Recipient Company By-Laws will not be modified as a consequence of the Demerger and the transaction will be registered in the Recipient Company's books. After the Demerger the Recipient Company will remain the sole shareholder of the Demerged Company.

9.11 O Estatuto Social da Sociedade Incorporadora não será modificado em consequência da Cisão Parcial e a operação será registrada nos livros da Sociedade Incorporadora. Após a Cisão Parcial a Sociedade Incorporadora continuará a ser a única acionista da Sociedade Cindida.

10. Information regarding the Demerger

10. Informações referentes à Cisão Parcial

10.1 In accordance with Luxembourg Law, these Terms of Demerger shall be published in the Mémorial C at least one month before the Recipient Company, in its capacity as sole shareholder of the Demerged Company resolve on the Demerger in the EGM.

10.1 Em conformidade com a Lei de Luxemburgo, este Protocolo e Justificação da Cisão Parcial será publicado no Mémorial C pelo menos um mês antes da Sociedade Incorporadora, na qualidade de única acionista da Sociedade Cindida, deliberar sobre a Cisão Parcial em AGE.

10.2 At the registered office of the Companies and at CVM's and the Recipient Company's website, the following documents will be available for review by the respective shareholders no later than one month before each respective company EGM date:

- the Terms of Demerger;
- the annual accounts of the Companies for the last three financial years;
- an accounting statement of the Demerged Company drawn up as at a date which must not be earlier than the first day of the third month preceding the date of the Terms of Demerger if the last annual accounts relate to a financial year which ended more than six months before that date;
- the Board Reports mentioned under section 7 of these Terms of Demerger;
- the reports from the Independent Experts mentioned under section 8 of these Terms of Demerger;

10.2 Na sede das Sociedades e no website da CVM e da Sociedade Incorporadora, os seguintes documentos estarão disponíveis para análise pelos respectivos acionistas o mais tardar um mês antes da data de realização da AGE de cada uma das respectivas Sociedades:

- O Protocolo e Justificação da Cisão Parcial;
- As demonstrações financeiras anuais das Sociedades referentes aos três últimos exercícios;
- Um balanço contábil da Sociedade Cindida, tendo como base uma data que anteceda, no máximo, em três meses o Protocolo e Justificação da Cisão Parcial se as últimas demonstrações financeiras anuais se referirem a um exercício financeiro que tenha terminado mais de seis meses antes dessa data;
- Os Relatórios de Administração mencionados no item 7 deste Protocolo e Justificação da Cisão Parcial;
- Os laudos de avaliação das Empresas Especializadas mencionados na cláusula 8 do presente Protocolo e Justificação da Cisão Parcial,

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- the Independent Experts engagement letters; and
-

- The information related to the Brazilian Independent Expert in accordance with the Annex 21 of the CVM Resolution 481 of 17th December, 2009 ("Instrução CVM 481/09").

11. Additional terms and conditions.

11.1 Creditors rights

a) Luxembourg Law

a.1 In accordance with Article 297 of the Law, the creditors and bondholders of the Demerged Company, whose claims predate the date of publication of the EGM of the Demerged Company to be held before a Luxembourg notary approving the Demerger may, notwithstanding any agreement to the contrary, apply within 2 (two) months to the competent court to obtain adequate safeguard of collateral for any matured and unmatured debts, where the Demerger would make such protection necessary.

a.2 In this respect, the creditors may obtain additional information at the registered offices of the Demerged Company 40, Avenue Monterey, L-2163 Luxembourg.

b) Brazilian Law

b.1 In accordance with Article 233 of the Brazilian Law, since the Companies have stipulated that there will be no solidarity (joint and several liability) between them in relation to the Demerged Company Commercial Assets and Demerger Company Commercial Liabilities, which shall be transferred to the Recipient Company as per the Approval date, any creditor of the Demerged Company may give the Companies a notice within 90 (ninety) days opposing to the non-solidarity estipulation in relation to their credits.

11.2 The Terms of Demerger is worded in English and Portuguese followed by a French translation; in case of divergences between the English, the Portuguese and the French text, the English version will prevail.

11.3 After the Approval the minutes of meeting of the Shareholders' EGM of the Demerged Company and the Recipient Company will be registered in JUCERJA and the minutes of meeting of the Shareholders' EGM of the Demerged Company will be made public on the Mémorial C by the Demerged Company's and Recipient Company's representatives, which will provide the adequate registrations of the Demerger as required by Brazilian Law and Luxembourg Law.

11.4 The Companies will not send these Terms of Demerger to the analysis of the antitrust authority since the transaction is between a wholly owned company and its

- Os contratos celebrados com as Empresas Especializadas; e

- A informação relativa à Empresa Especializada Brasileira, de acordo com o Anexo 21 da Instrução CVM nº 481, de 17 de dezembro de 2009 ("Instrução CVM 481/09").

11. Termos e condições adicionais.

11.1 Direitos dos Credores

a) Lei de Luxemburgo

a.1 De acordo com o artigo 297 da Lei de Luxemburgo, os credores e os detentores de *bonds* emitidos pela Sociedade Cindida, cujos créditos sejam anteriores à data de publicação da AGE da Sociedade Cindida aprovando a Cisão Parcial - a ser realizada perante um notário de Luxemburgo - poderão, não obstante qualquer acordo em contrário, protocolar, no prazo de 2 (dois) meses, com solicitação perante o tribunal competente para obter salvaguarda adequada ou garantia para as dívidas vencidas ou não vencidas, caso a Cisão Parcial tornar necessária tal proteção.

a.2 A este respeito, os credores poderão obter informações adicionais na sede social da Sociedade Cindida no nº 40, Avenue Monterey, L-2163 Luxemburgo.

b) Lei Brasileira

b.1 Nos termos do artigo 233 da Lei Brasileira, tendo em vista que as empresas estipularam que não haverá solidariedade (responsabilidade solidária) entre elas, em relação aos Ativos Comerciais da Sociedade Cindida e Passivos Comerciais da Sociedade Cindida, os quais devem ser transferidos para a Sociedade Incorporadora na data de Aprovação, qualquer credor da Sociedade Cindida pode notificar as Sociedades, no prazo de 90 (noventa) dias contados da data da Aprovação, se opondo à não-solidariedade em relação aos seus créditos.

11.2 O Protocolo e Justificação da Cisão Parcial está redigido em Português e Inglês, seguido de uma tradução para o Francês. Em caso de divergências entre as versões em Inglês, Português e o texto em Francês, a versão em Inglês prevalecerá.

11.3 Após a Aprovação, as atas das AGEs dos acionistas da Sociedade Cindida e da Sociedade Incorporadora serão arquivadas na JUCERJA e a ata da AGE da Sociedade Cindida será tornada pública no Mémorial C pelos representantes da Sociedade Cindida e da Sociedade Incorporadora, que irão providenciar todos os registros adequados para que a Cisão Parcial produza seus regulares efeitos, conforme exigido pelas Leis Brasileira e de Luxemburgo.

11.4 As Sociedades não irão submeter este Protocolo e Justificação da Cisão Parcial para a análise da autoridade antitruste brasileira em virtude de ser esta transação

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sole shareholder.

11.5 These Terms of Demerger shall only be modified by written agreement between the Companies.

11.6 All disputes arising out of or connected to this Terms of Demerger shall be finally settled by the Central Judiciary District of the Capital of the State of Rio de Janeiro (*Comarca da Capital do Estado do Rio de Janeiro*).

The Companies execute this Terms of Demerger in two counterparts on the same content and form.

estabelecida entre uma subsidiária integral e sua controladora.

11.5 Este Protocolo e Justificação da Cisão Parcial somente poderá ser modificado por acordo escrito entre as Sociedades.

11.6 Todas as controvérsias decorrentes ou relacionadas a este Protocolo e Justificação da Cisão Parcial deverão ser resolvidas perante o foro da Comarca da Capital do Estado de Rio de Janeiro (*Comarca da Capital do Estado do Rio de Janeiro*).

As Sociedades celebram este Protocolo e Justificação da Cisão Parcial em duas vias de igual teor e forma.

Petróleo Brasileiro S.A. — PETROBRAS

Executive Officer / Diretor

ALMIR GUILHERME BARBASSA

Executive Officer / Diretor

JOSÉ MIRANDA FORMIGLI FILHO

Petrobras International Finance Company S.A.

Director Category A / Diretor Categoria A

MARCOS ANTONIO SILVA MENEZES

Director Category B / Diretor Categoria B

Onno BOLWMEISTER

Annex A – Luxembourg Expert Report

Annex B – Brazilian Expert Report

Annex C - Pro forma Balance Sheet

Suit la traduction française du texte qui précède

Anexo A – Laudo de Avaliação de Luxemburgo

Anexo B – Laudo de Avaliação Brasileiro

Anexo C – Balanço Pro forma

Após a tradução francesa do exposto

PETROBRAS

Petrobras International Finance Company S.A.

Société anonyme

Siège social : 40, Avenue Monterey, L-2163 Luxembourg

Registre de Commerce et des Sociétés, Luxembourg (R.C.S. Luxembourg) : B 179383

Petróleo Brasileiro S.A. — Petrobras

(*Sociedade de economia mista*)

Siège social : Avenida República do Chile, 65, Centro, Rio de Janeiro, RJ,

République Fédérative du Brésil

Capital social : R$ 205.410.905.230,50

CNPJ/MF : 33.000.167/0001-01

Le 2 Octobre 2013

PROJET COMMUN DE SCISSION

(1) **Petrobras International Finance Company S.A.** (la "**Société Scindée**"), une société anonyme régie par les lois du Grand-Duché de Luxembourg, ayant son siège social sis au 40, Avenue Monterey, L-2163 Luxembourg, ayant un capital social de 1.820.050.000 USD (un milliard huit cent vingt millions cinquante mille dollars américains) divisé en 1.820.050.000 (un milliard huit cent vingt millions cinquante mille) actions d'une valeur nominale de 1 USD (un dollar américain) chacune, ayant transferrée son siège social et son administration centrale des îles Caïmans au Grand-Duché de Luxembourg en vertu d'un acte tenu par Maître Kesseler le 25 juillet 2013 publié au Mémorial C, Recueil des Sociétés et Associations (le "**Mémorial C**") daté du 9 août 2013 et immatriculée au Registre de Commerce et des Sociétés de Luxembourg (R.C.S. Luxembourg) sous le numéro B 179383, ici représentée conformément à ses statuts ;

Et :

(2) **Petróleo Brasileiro S.A. — PETROBRAS** (la "**Société Bénéficiaire**"), une société ("*sociedade de economia mista*") régie par les lois de la République fédérative du Brésil, ayant son siège social sis au 65, Avenida República do Chile, Centro, Rio de Janeiro, RJ, Brésil, ayant un capital social de 205.410.905.230,50 reals (deux cent cinq milliards, quatre cent dix millions neuf cent cinq mille deux cent trente reals et cinquante cents) divisé en 13.044.496.930 (treize milliards quarante-quatre millions quatre cent quatre-vingt-seize mille neuf cent trente) actions sans valeur nominale, dont 7.442.454.142 (sept milliards quatre cent quarante-deux millions quatre cent cinquante-quatre mille cent quarante-deux) sont des actions ordinaires et 5.602.042.788 (cinq milliards six cent deux millions quarante-deux mille sept cent quatre-vingt-huit) sont des actions privilégiées, immatriculée au Registre National des Entités Juridiques (CNPJ) sous le numéro 33.000.167/0001-01, ici représentée conformément à ses statuts,

(La Société Scindée et la Société Bénéficiaire étant ensemble désignées comme les "**Sociétés**");

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ont établi ensemble le projet commun de scission suivant (le "**Projet de Scission**") relatif à l'opération de scission par absorption d'une partie des actifs et passifs de la Société Scindée par la Société Bénéficiaire (la "**Scission**"), conformément à la Section XV de la loi luxembourgeoise sur les Sociétés Commerciales du 10 août 1915, telle que modifiée (la "**Loi Luxembourgeoise**") et en conformité avec les articles 224, 225, 226, 227, 229 et 233 de la loi brésilienne sur les Sociétés nº 6.404 du 15 décembre 1976 (la "**Loi Brésilienne**"), afin de définir les conditions générales de la Scission et déclarent que:

a) la Société Scindée était organisée pour exercer des activités de négoce de pétrole et d'autres produits pétroliers et comme société holding financière et pendant plus d'une décennie a mené des ventes, des activités d'importation et d'exportation et obtenu des ressources financières sur le marché international quant à son apport au groupe PETROBRAS;

b) récemment la Société Bénéficiaire a créé deux autres sociétés : Petrobras Global Finance B.V. ("PGF") et Petrobras Global Trading B.V. ("PGT") lesquelles vont respectivement mener des activités financières et de négoce dès à présent;

c) afin d'aligner les différents intérêts du groupe, la Société Bénéficiaire, actionnaire unique de la Société Scindée, et la Société Scindée envisagent de séparer et scinder les Actifs Commerciaux de la Société Scindée et les Passifs Commerciaux de la Société Scindée (tels que ces termes sont définis ci-après dans la section définitions) de la Société Scindée dans la Société Bénéficiaire. Les Actifs Commerciaux de la Société Scindée et les Passifs Commerciaux de la Société Scindée, ensemble les "Actifs et Passifs Scindés", seront transférés à la Société Bénéficiaire tandis que les autres (notamment financiers) actifs et passifs de la Société Scindée seront conservés par la Société Scindée;

d) après la Scission, la totalité des actions de la Société Scindée continuera d'être détenue par la Société Bénéficiaire, laquelle ne subira aucune conséquence sur son capital social. L'actif net de la Société Scindée sera réduit d'un montant de 3.835.203 USD (trois millions huit cent trente-cinq mille deux cent trois dollars américains) et sera substantiellement constitué par les actifs et passifs financiers (principalement liés aux obligations) qui seront alignés avec les intérêts de PGF dans le futur;

e) aucune des Sociétés n'a été dissoute, déclarée en faillite ou en état de cessation des paiements;

f) la Société Scindée n'a pas de salarié, de délégation du personnel ou de comité d'entreprise;

g) la Scission est soumise à l'approbation (i) de l'actionnaire unique de la Société Scindée, devant se produire par devant un notaire luxembourgeois au plus tôt un mois à compter de la date de publication du Projet de Scission au Mémorial C conformément à l'article 290 de la Loi Luxembourgeoise et (ii) des actionnaires de la Société Bénéficiaire devant statuer sur la Scission en assemblée générale extraordinaire des actionnaires devant être opportunément convoquée; et

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h) Le Projet de Scission (i) sera enregistré auprès du Registre de Commerce et des Sociétés de Luxembourg et publié au Mémorial C conformément aux dispositions de la Loi Luxembourgeoise, et sera porté à la connaissance de l'actionnaire de la Société Scindée 1 (un) mois avant l'AGE de la Société Scindée, et, (ii) conformément aux dispositions des articles 133 et 135, § 3º de la Loi Brésilienne sera porté à la connaissance des actionnaires de la Société Bénéficiaire et publié sur le site internet de la Société Bénéficiaire et sur le site internet de la Commission des Valeurs Mobilières brésilienne (Comissão de Valores Mobiliários) ("CVM") 1 (un) mois avant l'AGE de la Société Bénéficiaire.

i) La Scission transfrontalière doit se conformer à la Loi Luxembourgeoise et à la Loi Brésilienne.

1. Définitions

1.1 "**Actifs**" signifie les actifs, droits, intérêts, créances et biens appartenant à toute personne, où qu'ils se trouvent, (y compris en possession des fournisseurs, distributeurs ou autres tiers ou ailleurs), de toute sorte, réel et personnel, tangible, intangible, et conditionnel, incluant les droits et bénéfices résultant de tout contrat, licence, permis, contrat synallagmatique, billet à ordre, obligation, hypothèque, convention, concession, franchise, instrument, entreprise, engagement, accord ou tout autre arrangement et tous droits et bénéfices en vertu de quelconque procédure judiciaire.

1.2 "**Contrats**" signifie contrats, conventions, arrangements, engagements ou accords auxquels la Société Scindée est partie ou par lesquels son ou ses Actifs sont engagés, fût-ce par écrit ou non.

1.3 "**Actifs et Passifs Scindés**" signifie les Actifs Commerciaux de la Société Scindée et les Passifs Commerciaux de la Société Scindée, tels que définis ci-après;

1.4 "**Actifs Commerciaux de la Société Scindée**" signifie, sans duplication, les Actifs suivants:

a) les Actifs inclus ou reflétés dans le Bilan Pro Forma ou toutes notes ou grand-livres détenus par la Société Scindée depuis la Date d'Effet ;

b) les Actifs de la Société Scindée qui, à partir de la Date d'Effet, sont de nature ou de genre commercial qui ne sont pas, mais qui auraient abouti à ce que ces Actifs soient inclus comme Actifs Commerciaux de la Société Scindée dans le Bilan Pro Forma ou les notes ou grand-livres à partir de la Date d'Effet en raison de leur nature; et

c) tous les Actifs listés dans le rapport de l'expert luxembourgeois (le "**Rapport de l'Expert Luxembourgeois**") et dans le rapport de l'expert brésilien (le "**Rapport de l'Expert Brésilien**"), tels que présentés en Annexe A et en Annexe B, d'une valeur totale de 1.421.868.356 USD (un milliard quatre cent vingt-et-un millions huit cent soixante huit mille trois cent cinquante-six dollars américains), constitués par les créances commerciales de parties liées (ne portant pas d'intérêts), notamment provenant de la Société Bénéficiaire.

1.5 "**Passifs Commerciaux de la Société Scindée**" signifie, sans duplication, tous les Passifs suivants:

a) tous les Passifs inclus ou reflétés dans le Bilan Pro Forma ou toutes notes ou grand-livre, sujets à décharge de Passifs après la Date d'Effet;

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b) les Passifs présentés dans le Rapport de l'Expert Luxembourgeois et dans le Rapport de l'Expert Brésilien, ci-joints en Annexes A et B, d'une valeur totale de 1.418.033.154 USD (un milliard quatre cent dix-huit millions trente-trois mille cent cinquante-quatre dollars américains), tels que détaillés dans la clause 9.4 ci-après;

c) les Passifs de la Société Scindée, qui à partir de la Date d'Effet sont de nature ou de genre commercial, qui ne sont pas, mais auraient abouti à ce que ces Passifs soient inclus comme Passifs Commerciaux de la Société Scindée dans le Bilan Pro Forma ou les notes ou grand-livres à partir de la Date d'Effet en raison de leur nature; et

d) tous Passifs en rapport avec, découlant ou résultant de tous Actifs Commerciaux de la Société Scindée;

1.6 "**Date d'Effet**" a la signification telle que présentée en clause 4 de ce Projet de Scission.

1.7 "**AGE**" signifie l'assemblée générale extraordinaire des actionnaires de chaque Société qui statuera sur la Scission.

1.8 "**Passifs**" signifie toutes dettes, passifs, obligations, responsabilités, mesures d'intervention, pertes, dommages (aussi bien compensatoires, punitifs, collatéraux, ou autres), amendes, pénalités et sanctions, définitives ou conditionnelles, échues ou non échues, liquidées ou non liquidées, prévisibles ou imprévisibles, conjointes, solidaires ou individuelles, revendiquées ou non revendiquées, accrues ou non accrues, connues ou inconnues, survenant à tout moment, y inclus ceux découlant de ou en rapport avec toute loi ou autre déclarations d'autorités gouvernementales ayant effet d'une loi, procédure ou menace de procédure, ordre ou jugement convenu de toute autorité gouvernementale ou sentence arbitrale, et celles survenant en application de tout Contrat, soit imposées par une autorité gouvernementale ou par une partie privée soit basées sur un contrat, délit, garantie expresse ou implicite, stricte, civile ou pénale ou autre, et incluant tous frais, dépenses, intérêts, honoraires d'avocats, débours et dépenses de conseil, expert et frais de conseil et les coûts qui y sont liées ou les coûts d'investigation ou de défense.

1.9 "**Bilan Pro Forma**" signifie le bilan pro forma de la Société Scindée, ci-joint en Annexe C, qui mentionne uniquement les Actifs et Passifs de la Société Scindée et non les actifs et passifs financiers conservés par la Société Scindée.

1.10 "**Date de Référence**" signifie la date à laquelle le bilan qui sera utilisé comme référence dans le Rapport de l'Expert Luxembourgeois et dans le Rapport de l'Expert Brésilien, sera dressé, qui sera le bilan dressé au 31 juillet 2013.

2. Justification de la Scission

2.1 Conformément notamment aux articles 285 et suivants de la Loi Luxembourgeoise et l'article 229 § 1° de la Loi Brésilienne, à la Date d'Effet (telle que définie dans la section 4 ci-après) la Scission a les effets simultanés suivants de plein droit : le transfert, entre la Société Scindée et la Société Bénéficiaire et vis-à-vis des tiers, de tous les Actifs Commerciaux de la Société Scindée et de tous les Passifs Commerciaux de la Société Scindée, à la Société Bénéficiaire.

2.2 La Scission est motivée par des raisons de restructuration et de rationalisation de la structure et des activités des Sociétés et du groupe dont elles font parties, incluant en particulier une simplification organisationnelle et administrative. D'un point de vue économique, la Scission n'a pas d'autres conséquences que l'amélioration de l'efficacité et la réduction des coûts espérées.

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2.3 La Société Scindée avait l'habitude d'exercer des activités commerciales et financières, qui seront menées par PGT et PGF et l'objet de l'opération de restructuration est de diviser de manière rationnelle les actifs commerciaux et financiers de la Société Scindée. Donc, en conséquence de la Scission, les Actifs Commerciaux de la Société Scindée et les Passifs Commerciaux de la Société Scindée seront transférés à la Société Bénéficiaire et les actifs restants seront essentiellement constitués par des actifs financiers.

2.4 Les Actifs Commerciaux de la Société Scindée et les Passifs Commerciaux de la Société Scindée sont décrits dans le Rapport de l'Expert Luxembourgeois et dans le Rapport de l'Expert Brésilien, ci-joints en Annexe A et Annexe B, et dans le Bilan Pro Forma, ci-joint en Annexe C.

2.5 Conformément à l'article 233, paragraphe un de la Loi Brésilienne, la Scission aura lieu sans aucune solidarité (responsabilité conjointe et solidaire) entre la Société Scindée et la Société Bénéficiaire et en conséquence la Société Scindée restera la seule responsable pour le paiement de ses dettes et obligations et la Société Bénéficiaire restera seulement responsable des dettes et obligations incluses dans les Passifs Commerciaux de la Société Scindée.

2.6 Les coûts liés à la scission seront supportés par la Société Scindée, y compris ceux découlant du contrat avec l'Expert Indépendant Luxembourgeois (tel que défini ci-après), et les coûts liés à l'absorption des Actifs et Passifs Scindés seront supportés par la Société Bénéficiaire, y compris ceux découlant du contrat avec l'Expert Indépendant Brésilien.

3. Rapport d'échange / paiement en espèces / modalités d'attribution des actions

3.1 Comme la Société Bénéficiaire est l'actionnaire unique de la Société Scindée, aucune action ne sera émise par la Société Bénéficiaire à ses actionnaires et l'actionnaire de la Société Scindée. En conséquence, aucun rapport d'échange ne s'applique, aucun paiement en espèces ne sera fait et aucune modalité pour la délivrance des actions et aucune date à partir de laquelle ces actions emporteront le droit de participer aux profits de la Société Bénéficiaire ne doivent être déterminées.

3.2 L'article 264 de la Loi Brésilienne requiert que, dans une scission entre une société contrôlante et une société contrôlée, le rapport d'échange soit basé sur la valeur de marché de l'actif net des deux sociétés calculé à la même date et selon les mêmes critères, mais comme la Société Scindée est entièrement détenue par la Société Bénéficiaire et aucune action de la Société Bénéficiaire ne sera émise en échange de l'annulation des actions de la Société Scindée, la Société Bénéficiaire a demandé l'autorisation à la CVM de réaliser la Scission basée sur une évaluation des Actifs et Passifs Scindés selon leur valeur comptable, ce qui a été expressément autorisé par la lettre Oficio/CVM/SEP/GEA-1/N°435/2013 du 26 août 2013.

4. Date d'Effet - Effectivité de la Scission à des fins comptables - Droit aux bénéfices

4.1 La Scission deviendra effective (a) entre la Société Scindée et la Société Bénéficiaire au plus tard de la date de (i) l'AGE de l'actionnaire unique de la Société Scindée devant être tenue par devant un notaire luxembourgeois approuvant la Scission et (ii) la date de l'approbation de la Scission par les actionnaires de la Société Bénéficiaire dans une AGE devant être opportunément convoquée (l'"**Approbation**") (la "**Date d'Effet**") et (b) à l'égard des tiers, au plus tard de (i) la

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date de la publication du procès-verbal de l'AGE au Mémorial C conformément à la Loi Luxembourgeoise, devant avoir lieu 15 (quinze) jours après la date de l'AGE, au maximum, et (ii) (A) à la date de l'Approbation, au cas où le procès-verbal de l'assemblée générale des actionnaires de la Société Bénéficiaire est déposé au Registre de Commerce de Rio de Janeiro (*Junta Comercial do Estado do Rio de Janeiro-* "JUCERJA") dans les 30 (trente) jours de l'Approbation conformément à l'article 36 de la loi sur l'enregistrement public brésilien des entités juridiques n° 8.934 du 18 novembre 1994 ou (B) au cas où le procès-verbal de l'assemblée générale des actionnaires de la Société Bénéficiaire n'a pas été déposé au JUCERJA dans les 30 (trente) jours après la date d'Approbation, à la date d'obtention de l'approbation du JUCERJA pour l'enregistrement de ce procès-verbal.

4.2 Les actionnaires des Sociétés décideront lors d'une AGE dûment convoquée: (i) la ratification des Experts Indépendants choisis pour évaluer les Actifs et les Passifs Scindés; (ii) Le Projet de Scission et le Rapport de l'Expert Luxembourgeois et le Rapport de l'Expert Brésilien; (iii) la scission des Actifs Commerciaux de la Société Scindée et des Passifs Commerciaux de la Société Scindée provenant de la Société Scindée et l'absorption des Actifs Commerciaux de la Société Scindée et des Passifs Commerciaux de la Société Scindée par la Société Bénéficiaire; (iv) les modifications des statuts de la Société Scindée; (v) et la délégation aux représentants des Sociétés pour agir et représenter la Société Scindée et la Société Bénéficiaire, le cas échéant, dans toutes les actions et documents qui devront être produits ou signés en conséquence de l'approbation de la Scission.

4.3 A la Date d'Effet, la Société Bénéficiaire acquerra de plein droit la totalité des Actifs et Passifs Scindés, de tel sorte qu'à la Date d'Effet (i) tous les Actifs Commerciaux de la Société Scindée et les Passifs Commerciaux de la Société Scindée seront acquis à la Société Bénéficiaire et seront donc la propriété de la Société Bénéficiaire, (ii) la Société Bénéficiaire sera responsable pour toutes les obligations de la Société Scindée liées aux Actifs et Passifs Scindés, sous réserve que cependant, nonobstant ce qui précède, les montants provenant des Actifs et Passifs Scindés dûs entre la Société Bénéficiaire et la Société Scindée devront être annulés sans contrepartie.

A des fins comptables, le transfert des Actifs Commerciaux de la Société Scindée et des Passifs Commerciaux de la Société Scindée à la Société Bénéficiaire sera censé être effectif et conduit pour le compte de la Société Bénéficiaire à compter de la Date de Référence, telle que définie dans la section 1.10, et tous les changements apparus à l'actif net de la Société Scindée seront enregistrés dans les livres comptables de la Société Scindée après la Scission, et transférés à la Société Bénéficiaire à leur valeur comptable.

5. Avantages particuliers attribués aux actionnaires ou autres détenteurs de titres

5.1 Aucun avantage particulier n'a été attribué à l'actionnaire unique ou aux détenteurs de titres de la Société Scindée. En conséquence, aucun droit particulier ou avantage particulier ne seront attribués par la Société Bénéficiaire en rapport avec la Scission.

6. Avantages particuliers attribués aux Experts Indépendants, membres des Conseils d'Administration et aux commissaires aux comptes

6.1 Aucun avantage particulier n'a été attribué aux experts indépendants, membres des Conseils d'Administration et aux commissaires aux comptes des Sociétés.

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7. Rapport des Administrateurs sur la Scission

7.1 Conformément à l'article 293 (1) de la Loi Luxembourgeoise, le Conseil d'Administration de la Société Scindée et le Conseil d'Administration de la Société Bénéficiaire doivent élaborer un rapport de gestion:

(a) expliquant le Projet de Scission et énonçant notamment les fondements légaux et économiques pour eux et, en particulier, le rapport d'échange des actions ou parts et le critère déterminant leur attribution, le cas échéant; et

(b) toutes les difficultés spéciales d'évaluation qui peuvent être apparues.

8. Rapports des Experts Indépendants sur la Scission

8.1 Conformément à l'article 294 de la Loi Luxembourgeoise et l'article 229 § 3° et 227 § 3° et article 8° de la Loi Brésilienne, un expert indépendant, PriceWaterhouse Coopers, Société Coopérative, au 400, Route d'Esch, B.P. 1443, L-1014 Luxembourg, immatriculée au R.C.S. Luxembourg B 65.477 (expert-comptable autorisation gouvernementale 10028256) (l'"**Expert Indépendant Luxembourgeois**"), doit rédiger un rapport relatif notamment à la valeur des Actifs et Passifs Scindés et toutes difficultés spéciales d'évaluation des Actifs Commerciaux de la Société Scindée et des Passifs Commerciaux de la Société Scindée qui auraient pu apparaître du point de vue de la Société Scindée et PriceWaterhouse Coopers do Brasil, au 200, Avenida José da silva de Azevedo neto – Torre Evolution IV, Rio de Janeiro, Brazil, CNPJ 61.562.112/0002-01 (l'"**Expert Indépendant Brésilien**" et ensemble avec l'Expert Indépendant Luxembourgeois, les "**Experts Indépendants**"), doit rédiger un rapport relatif notamment à la valeur des Actifs et Passifs Scindés et toutes difficultés spéciales d'évaluation des Actifs Commerciaux de la Société Scindée et des Passifs Commerciaux de la Société Scindée qui auraient pu apparaître du point de vue de la Société Bénéficiaire.

8.2 La Scission sera basée sur le bilan dressé à la Date de Référence et l'Expert Indépendant Luxembourgeois et l'Expert Indépendant Brésilien devront rédiger des rapports d'expert conformément à la Loi Luxembourgeoise et la Loi Brésilienne, respectivement. Le choix de l'Expert Indépendant Brésilien doit être approuvé par les actionnaires de la Société Bénéficiaire en AGE au même moment que l'approbation de la Scission.

9. Description précise et attribution des actifs et passifs de la Société Scindée devant être transférés à la Société Bénéficiaire

9.1 La Société Bénéficiaire deviendra le propriétaire légal des Actifs Commerciaux de la Société Scindée et des Passifs Commerciaux de la Société Scindée de plein droit à la Date d'Effet, conformément à la clause 4.

9.2 Ce Projet de Scission contient une description précise des Actifs de la Société Scindée et des Passifs de la Société Scindée à la Date de Référence, qui prend en considération le bilan de la Société Scindée au 31 juillet 2013.

9.3 Conformément aux rapports des Experts Indépendants, la valeur comptable des Actifs Scindés est de 1.421.868.356 USD (un milliard quatre cent vingt-et-un millions huit cent soixante-huit mille trois cent cinquante-six dollars américains)

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constituée par les créances commerciales provenant de sociétés liées (ne portant pas d'intérêts), notamment provenant de la Société Bénéficiaire.

9.4 Conformément aux rapports des Experts Indépendants, la valeur comptable des Passifs Scindés est de 1.418.033.153 USD (un milliard quatre cent dix-huit millions trente-trois mille cent cinquante trois dollars américains) constituée par :

(i) des dettes envers des sociétés liées (ne portant pas d'intérêts), notamment à la Société Bénéficiaire, d'un montant de 4.210.381 USD (quatre millions deux cent dix mille trois cent quatre-vingt-un dollars américains);

(ii) des dettes envers des sociétés tiers (ne portant pas d'intérêts) d'un montant de 97.992 USD (quatre-vingt-dix-sept mille neuf cent quatre-vingt-douze dollars américains);

(iii) prêt intragroupe consenti par PGT d'un montant (incluant les intérêts courus) de 910.000.000 USD (neuf cent dix millions de dollars américains);

(iv) prêt intragroupe consenti par PGF d'un montant (incluant les intérêts courus) de 150.000.000 USD (cent cinquante millions de dollars américains);

(v) prêt bancaire consenti par Malha Gas Investment Co. d'un montant (incluant les intérêts courus) de 107.614.780 USD (cent sept millions six cent quatorze mille sept cent quatre-vingt dollars américains);

(vi) prêt bancaire consenti par Sumitomo Mitsui Banking Corporation d'un montant (incluant les intérêts courus) de 246.110.000 USD (deux cent quarante-six millions cent dix mille dollars américains).

9.5 En conséquence de la Scission, l'actif net et le capital social de la Société Scindée seront réduits d'un montant de 3.835.203 USD (trois millions huit cent trente-cinq mille deux cent trois dollars américains) qui donnera lieu à l'annulation de 3.835.203 (trois millions huit cent trente-cinq mille deux cent trois) actions de 1 USD (un dollar américain), et son capital social restera à une valeur de 1.816.214.797 USD (un milliard huit cent seize millions deux cent quatorze mille sept cent quatre-vingt-dix-sept dollars américains), divisé en 1.816.214.797 (un milliard huit cent seize millions deux cent quatorze mille sept cent quatre-vingt-dix-sept) actions et l'article 5 des statuts sera modifié de la manière suivante :

"Article 5.
Le capital social est fixé à 1.816.214.797 USD (un milliard huit cent seize millions deux cent quatorze mille sept cent quatre-vingt-dix-sept Dollars Américains) divisé en 1.816.214.797 (un milliard huit cent seize millions deux cent quatorze mille sept cent quatre-vingt-dix-sept) actions d'une valeur nominale de 1 USD (un Dollar Américain) chacune."

9.6 Le capital social de la Société Scindée sera proportionnellement réduit et les actions correspondantes seront annulées en conséquence de la Scission.

9.7 Dans la mesure où l'attribution des Actifs, Passifs et autres relations juridiques (ou parties de celle-ci) est remise en question ou fait l'objet d'une contestation, cette attribution sera effectuée par la Société Scindée discrétionnairement mais de manière raisonnable et liera toutes les parties concernées. La Société Scindée doit exercer sa décision discrétionnaire afin d'assurer la conformité avec le contenu de ce Projet de Scission de telle sorte que l'attribution prévue dans le Projet

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de Scission est réalisée. Dans la mesure où la Société Scindée ne fait pas de déclaration envers la Société Bénéficiaire, toute action prise ou initiée par la Société Scindée pour laquelle la volonté d'allocation est démontrée, est suffisante pour exercer cette décision discrétionnaire.

9.8 Dans la mesure où des Contrats spécifiquement et incontestablement relatifs aux Actifs Commerciaux de la Société Scindée ou aux Passifs Commerciaux de la Société Scindée ne sont pas mentionnés dans ce Projet de Scission, ils seront transférés à la Société Bénéficiaire.

9.9 La Société Bénéficiaire recevra les Actifs et les Passifs Scindés mais son actif net et son capital social ne subiront aucun impact en conséquence de la Scission car la Société Scindée est complètement détenue par la Société Bénéficiaire et était déjà enregistrée dans ses états financiers consolidés.

9.10 Après la Scission, la Société Scindée continuera à exister comme une entité juridique et restera la seule propriétaire et la seule responsable des actifs et des passifs qui ne feront pas partie des Actifs et Passifs Scindés.

9.11 Les statuts de la Société Bénéficiaire ne seront pas modifiés en conséquence de la Scission et l'opération sera enregistrée dans les livres comptables de la Société Bénéficiaire. Après la Scission, la Société Bénéficiaire restera l'actionnaire unique de la Société Scindée.

10. Informations relatives à la Scission

10.1 Conformément à la Loi Luxembourgeoise, ce Projet de Scission sera publié au Mémorial C au moins un mois avant que la Société Bénéficiaire, en qualité d'actionnaire unique de la Société Scindée, décide de la Scission en AGE.

10.2 Au siège social des Sociétés et au CVM, et sur le site internet de la Société Bénéficiaire, les documents suivants seront disponibles pour consultation par les actionnaires respectifs pas plus tard qu'un mois avant la date de l'AGE de chaque société respective:

- le Projet de Scission;
- les comptes annuels des Sociétés des trois derniers exercices sociaux;
- un état comptable de la Société Scindée établi à une date qui ne doit pas être antérieure au premier jour du troisième mois précédant la date du Projet de Scission si les derniers comptes annuels correspondent à un exercice social clôturé plus de six mois avant cette date;
- les Rapports des Conseils d'Administration mentionnés sous la section 7 de ce Projet de Scission;
- les rapports des Experts Indépendants mentionnés sous la section 8 de ce Projet de Scission; et
- les lettres d'engagement des Experts Indépendants;
- les informations relatives à l'Expert Indépendant Brésilien conformément à l'Annexe 21 de la Résolution CVM 481 du 17 décembre 2009 ("Instrução CVM 481/09").

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11. Termes et conditions supplémentaires

11.1 Droits des créanciers

a) Loi Luxembourgeoise

a.1 Conformément à l'article 297 de la Loi, les créanciers et les obligataires de la Société Scindés dont les créances sont antérieures à la date de publication de l'AGE de la Société Scindée devant être tenue par devant un notaire luxembourgeois approuvant la Scission peuvent, nonobstant tout accord contraire, agir en justice devant la juridiction compétente dans les 2 (deux) mois en vue d'obtenir la constitution de sûretés pour les dettes échues et non échues au cas où la Scission rendrait une telle protection nécessaire.

a.2 A cet égard, les créanciers peuvent obtenir des informations supplémentaires au siège social de la Société Scindée, 40, Avenue Monterey, L-2163 Luxembourg.

b) Loi Brésilienne

b.1 Conformément à l'article 233 de la Loi Brésilienne, puisque les Sociétés ont stipulé qu'il n'y aura pas de solidarité (responsabilité conjointe et solidaire) entre elles en rapport avec les Actifs Commerciaux de la Société Scindée et les Passifs Commerciaux de la Société Scindée, qui seront transférés à la Société Bénéficiaire à la date d'Approbation, tout créancier de la Société Scindée peut signifier aux Sociétés dans les 90 (quatre-vingt-dix) jours leur opposition à la stipulation de non solidarité relative à leurs actifs.

11.2 Le Projet de Scission est rédigé en anglais et portugais suivi d'une traduction en français; en cas de divergences entre les textes anglais, portugais et français, la version anglaise prévaudra.

11.3 Après l'Approbation, les procès-verbaux des AGE des actionnaires de la Société Scindée et de la Société Bénéficiaire seront enregistrés au JUCERJA et le procès-verbal de l'AGE des actionnaires de la Société Scindée sera rendu public au Mémorial C par les représentants de la Société Scindée et de la Société Bénéficiaire, qui procèderont aux enregistrements nécessaires de la Scission tels que requis par la Loi Brésilienne et la Loi Luxembourgeoise.

11.4 Les Sociétés n'enverront pas le présent Projet de Scission pour analyse à l'autorité de la concurrence puisque l'opération intervient entre une société complètement détenue et son actionnaire unique.

11.5 Ce Projet de Scission ne peut être seulement modifié que par accord écrit entre les Sociétés.

11.6 Tous les conflits nés ou liés à ce Projet de Scission seront résolus devant la juridiction du district judiciaire central de la capitale de l'Etat de Rio de Janeiro (*Comarca da Capital do Estado do Rio de Janeiro*).

PETROBRAS

Les Sociétés signent ce Projet de Scission en deux exemplaires ayant le même contenu et la même forme.

Petróleo Brasileiro S.A. — PETROBRAS

Directeur exécutif	Directeur exécutif
ALMIR GUILHERME BARBASSA	JOSÉ MIRANDA FORMIGLI FILHO

Petrobras International Finance Company S.A.

Administrateur de catégorie A	Administrateur de catégorie B
RCOS ANTONIO SILVA MENEZES	Onno BOUWMEISTER

Annexe A – Rapport de l'Expert Luxembourgeois

Annexe B – Rapport de l'Expert Brésilien

Annexe C - Bilan Pro Forma

Report on Review of Interim Financial Information

Introduction

We have reviewed the accompanying interim balance sheet relating to the commercial activities of Petrobras International Finance Company S.A. (the "Company") as of 31 July 2013, and the attached notes (together referred to as the "interim financial information"). The Board of Directors is responsible for the preparation and presentation of this interim financial information in accordance with the attached accounting policies. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements (ISRE 2400) as adopted by the "Institut des Réviseurs d'Entreprises".

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with the attached accounting policies.

Basis of accounting and restriction on distribution and use

Without modifying our review opinion, we draw attention to Notes 1 and 2 to the interim financial information, which describe the Summary of significant accounting policies and the Basis of balance sheet's preparation. The interim financial information is prepared in the context of the spin-off of the activities of the Company for which, based on the draft of the common terms of demerger of the Company and Petroleo Brasileiro SA - PETROBRAS, no share exchange ratio applies.

PricewaterhouseCoopers, Société coopérative, 400 Route d'Esch, B.P. 1443, L-1014 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

As a result, the interim financial information may not be suitable for another purpose. Our review report is intended solely for Petrobras International Finance Company S.A. and any other previously agreed recipients and should not be distributed to or used by parties other than Petrobras International Finance Company S.A. and any other previously agreed recipients.

PricewaterhouseCoopers, Société coopérative
Represented by

Luxembourg, 19 September 2013

Philippe Piérard

2

pwc

Petrobras International Finance Company

Balance Sheet - 31 July 2013
(In USD)

	Commercial activities
Assets	
Current assets	
Cash and cash equivalents	-
Marketable securities	-
Accounts receivable	
Related parties	1,421,868,356
Derivative instruments	-
	1,421,868,356
Non-current assets	
Long-term	
Notes receivable - related parties	-
Total assets	**1,421,868,356**

3

pwc

Petrobras International Finance Company

Balance Sheet - 31 July 2013
(In USD)

	Commercial activities
Liabilities and stockholder's equity	
Current liabilities	
Accounts payable	
Related parties	4,210,381
Other	97,991
Current portion of long-term debt	106,439,680
Accrued interests	2,013,553
	112,761,605
Non-current liabilities	
Long-term debt	245,271,548
Notes payable - related parties	1,060,000,000
	1,305,271,548
Stockholder's Equity	
Shares authorised and issued	3,835,203
Accumulated deficit	-
Loss for the period	-
Other comprehensive income	
Loss on cash flow hedge	-
	3,835,203
Total liabilities and Stockholder's Equity	**1,421,868,356**

4

pwc

Note 1 - Summary of significant accounting policies

1 Cash and cash equivalents

Cash and cash equivalents are represented by short-term investments of high liquidity which are readily convertible into cash, with maturity within three months or less of the date of acquisition.

2 Marketable securities

Marketable securities are classified on initial recognition based on the management's business model for managing those securities as set out below:

- Trading securities are purchased and held for the purpose of resale in the short term and measured at fair value. Interest, monetary variation and gains or losses arising from measurement at fair value are recognised in profit or loss;

- Available-for-sale securities are non-derivative financial assets that are not classified in any other category. Available-for-sale securities are measured at fair value. Interest and monetary variation are recognised in profit or loss as incurred, gains or losses arising from measurement at fair value are recognised within other comprehensive income and reclassified to profit or loss when realised;

- Held-to-maturity securities are financial assets for which management has the ability and intent to hold until maturity. Held-to-maturity securities are initially recognised at acquisition cost plus directly attributable transaction costs and are carried at amortised cost using the effective interest rate method. Interest and monetary variation are recognised in profit or loss when incurred.

3 Accounts receivable

Accounts receivable are initially measured at fair value of the amount of the consideration to be received and, subsequently, at amortised cost using the effective interest rate method, reduced by impairment losses through use of an allowance for recoverable accounts.

4 Loans to group companies

Notes receivable bear interest rates, are stated at estimated realisable values and relate to loans executed between the Company and subsidiaries of Petrobras.

5 Loans and financing

They are initially recognised at fair value less transaction costs incurred and, after initial recognition, are stated at amortised cost using the effective interest rate method.

5

6 Derivatives financial instruments and hedge operations

Derivative financial instruments are recognised in the statement of financial position as assets or liabilities and are measured at fair value.

In hedging relationships which qualify for cash flow hedge accounting, gains or losses relating to the effective portion of the hedge are recognised within other comprehensive income, in the shareholders' equity and reclassified to profit or loss in the periods when the hedged item affects profit or loss.

The gains or losses relating to the ineffective portion are recognised in profit or loss.

7 Interest income and expense

The net financial results include mainly income from interest on financial investments and intercompany loans, expenses with interest on financing, gains and losses from valuation to fair value according to the classification of the security, as well as net exchange and monetary variations.

6

pwc

Note 2 - Basis of balance sheet's preparation

The Company's balance sheet as at 31 July 2013 has been spined off between financial activities (cash and cash equivalents, marketable securities, derivative instruments, notes receivable and long-term debt related to bonds) and commercial activities (accounts receivable, current and long-portion of long term debt related to bank financing and notes payable), as set forth below:

	Classification	Financial (USD)	Commercial (USD)
Assets		**28,036,751,955**	**1,421,868,356**
Current assets		**2,951,504,776**	**1,421,868,356**
Cash and cash equivalents	Financial	2,881,153,813	-
Marketable securities	Financial	38,401,266	-
Accounts receivable			
Related parties	Fin. and Com.	1,262,161	1,421,868,356
Derivative instruments	Financial	30,687,536	-
Non-current assets		**25,085,247,179**	-
Notes receivable - related parties	Financial	25,085,247,179	-
Liabilities		**28,012,903,448**	**1,418,033,153**
Current liabilities		**415,049,037**	**112,761,605**
Accounts payable			
Related parties	Fin. and Com.	100,000,000	4,210,381
Other	Fin. and Com.	26,616	97,991
Current portion of long-term debt	Commercial	-	106,439,680
Accrued interests	Fin. and Com.	315,022,421	2,013,553
Non-current liabilities		**27,597,854,412**	**1,305,271,548**
Long-term debt	Financial	27,327,254,490	245,271,548
Notes payable - related parties	Fin. and Com.	270,599,922	1,060,000,000
Shareholders' Equity		**23,848,506**	**3,835,203**
Shares authorised and issued	Fin. and Com.	1,816,214,797	3,835,203
Accumulated deficit	Financial	(1,527,952,010)	-
Loss for the period	Financial	(240,418,474)	-
Other comprehensive income	Financial	(23,995,807)	-

7

(A free translation of the original in Portuguese)

# Appraisal report on the net book value of selected assets and liabilities determined based on the accounting records

To the Board of Directors and Stockholders
Petróleo Brasileiro S.A. - Petrobras

## Information on the audit firm

1 PricewaterhouseCoopers Auditores Independentes, a firm of professionals headquartered in the capital of the State of São Paulo with a branch in the capital of the State of Rio de Janeiro, at Avenida José Silva de Azevedo Neto, 200, Block 03, Evolution IV building, rooms 101, 103 to 108 and 201 to 208, Barra da Tijuca, CEP 22775-056, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0002-01 ("PwCAI"), originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5 and secondarily in the Regional Accounting Council of the State of Rio de Janeiro under No. 2SP000160/O-5 "F" RJ, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo - SP, on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo - SP, with the last amendment dated April 24, 2013 registered at the 2nd Registry Office of Deeds and Documents of the State of São Paulo - SP on microfilm under No. 119.274, herein represented by the undersigned partner, Mr. Marcos Donizete Panassol, Brazilian, married, accountant, holder of Identity Card No. 14.242.748-SSP-SP, enrolled in the Individual Taxpayers' Register (CPF) under No. 063.702.238-67 and the Regional Accounting Council of the State of Rio de Janeiro under No. 1SP155975/O-8 "S" RJ, resident and domiciled in the City of Rio de Janeiro/RJ, with an office at the same address of the principal, is appointed as an expert by the management of Petrobras International Finance Company S.A. (the "Company") to proceed with the appraisal of the net book value of selected assets and liabilities as of July 31, 2013, according to accounting practices adopted in Brazil. The results of this appraisal work are presented below.

## The objective of the appraisal

2 The objective of the appraisal on the net book value of selected assets and liabilities as of July 31, 2013 of Petrobras International Finance Company S.A. is the spin-off of the these assets and liabilities for incorporation by Petróleo Brasileiro S.A. - Petrobras.

## Management's responsibility for the accounting information

3 Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error.

*PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1º e 2º, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056*
T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br
*PricewaterhouseCoopers, Rua da Candelária 65, 20º, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,*
T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

2

Petróleo Brasileiro S.A. - Petrobras

**Scope of the work and responsibility of the independent auditors**

4 Our responsibility is to express a conclusion on the net book value of selected assets and liabilities of the Company as of July 31, 2013, based on audit procedures applied to the Company's balance sheet. Our audit was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book value used for the preparation of our appraisal report is free from material misstatement.

5 An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the net book value, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

**Conclusion**

6 Based on our work, we conclude that the amount of US$ 3,835,203 (three million eight hundred thirty-five thousand, two hundred and three dollars), according to the balance sheet at July 31, 2013, as stated in the accounting records and summarized in the Attachment hereto, represents, in all material respects, the net book value of selected assets and liabilities of Petrobras International Finance Company S.A., appraised in accordance with accounting practices adopted in Brazil.

Rio de Janeiro, September 20, 2013

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Marcos Donizete Panassol
Contador CRC 1SP155975/O-8 "S" RJ

3

(A free translation of the original in Portuguese)

**Attachment to the appraisal report on the net book value of selected assets and liabilities determined based on the accounting records issued September 20,2013**

## Petrobras International Finance Company S.A.

**Net assets at July 31, 2013**

| | Dollars |
|---|---|
| **Assets** | |
| Current assets | |
| Accounts receivable - Companies of the Petrobras system | 1,421,868,356 |
| | 1,421,868,356 |
| **Liabilities and net assets** | |
| Current liabilities | |
| Loans and financing | 108,453,233 |
| Accounts payable - Companies of the Petrobras system | 4,210,381 |
| Others trade payables | 97,992 |
| | 112,761,606 |
| Non-current liabilities | |
| Loans and financing | 245,271,547 |
| Accounts payable - Companies of the Petrobras system | 1,060,000,000 |
| | 1,305,271,547 |
| **Net assets** | 3,835,203 |

* * *

This attachment is an integral and inseparable part of the appraisal report on the net book value determined based on the accounting records of Petrobras International Finance Company S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated September 20,2013.

4

PRO-FORMA BALANCE SHEET

Demerged Assets and Liabilities (Amounts in USD)

DEMERGED COMPANY COMERCIAL ASSETS

July 31st, 2013
CURRENT ASSETS

Cash and cash equivalents	-
Marketable securities	-
Accounts receivable
Related parties	1.421.868.356
Derivative instruments	-
1.421.868.356

NON - CURRENT ASSETS

Long-term
Notes receivable - related parties	-
-

TOTAL ASSETS	1.421.868.356

DEMERGED COMPANY COMERCIAL LIABILITIES AND STOCKHOLDERS' EQUITY

July 31st, 2013
CURRENT LIABILITIES

Accounts payable
Related parties	4.210.381
Other	97.991
Short-term financing	-
Current portion of long-term debt	106.439.680
Accrued interests	2.013.553
112.761.605

NON - CURRENT LIABILITIES

Long-term debt	245.271.548
Notes payable - related parties	1.060.000.000
1.305.271.548

TOTAL LIABILITIES	1.418.033.153

STOCKHOLDERS' EQUITY

Shares authorized and issued	3.835.203
Accumulated deficit	-
Profit/Loss for the period	-
Other comprehensive income	-
Loss on cash flow hedge
3.835.203

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1.421.868.356

www.pwc.com/br

(A free translation of the original in Portuguese)

# Petróleo Brasileiro S.A. - Petrobras

*Engagement letter for professional services*

*August 2013*

pwc

pwc

(A free translation of the original in Portuguese)

Petróleo Brasileiro S.A. - Petrobras
Avenida República do Chile, 65
Rio de Janeiro - RJ

August 22, 2013

Dear Sirs,

1 PricewaterhouseCoopers Auditores Independentes, established in the city of Rio de Janeiro, state of Rio de Janeiro, and headquartered at Avenida José da Silva de Azevedo Neto, 200 – Torre Evolution IV, enrolled in the National Corporate Taxpayers' Register (CNPJ/MF) under No. 61.562.112/0002-01 ("PwCAI"), is pleased to present a proposal to perform audit services for your company. The purpose of this letter is to confirm our understanding of the terms of our engagement as regards the audit of Petrobras International Finance Company (the "Company"), to issue an appraisal report on the net book value of certain assets determined based on the accounting records at July 31, 2013 ("appraisal report on net book assets"). The terms laid out in this letter will remain effective until amended, in writing, with the agreement of both parties.

2 We will issue an appraisal report on net book assets based on the accounting records of Petrobras International Finance Company at July 31, 2013 and its attachments, if any, prepared in accordance with accounting practices adopted in Brazil. Our report will be based on the audit procedures applied to the balance sheet of the Company. Our audit will be conducted with the objective of supporting the appraisal report on net book assets.

Upon completion of our audit, we will issue our appraisal report on net book assets in Portuguese, Spanish and English.

3 We will discuss with you a timetable for our work, which will include a final visit after the presentation of the balance sheet to us. We expect to deliver a draft of our appraisal report for your examination approximately one week after completion of our field work, and we will issue our final appraisal report as soon as we receive the management's representation letter and authorization for its final issue.

4 In our appraisal report on net book assets we will express our conclusion on the book value of the investments made by the Company, considering any potential adjustments identified during our audit.

Furthermore, our report could also include an emphasis of matter paragraph or a paragraph relating to other issues, in the circumstances also addressed in applicable audit standards.

*PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1º e 2º, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056*
T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

*PricewaterhouseCoopers, Rua da Candelária 65, 20º, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,*
T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

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Petróleo Brasileiro S.A. - Petrobras
August 22, 2013

5 Our audit will be conducted in accordance with independent audit professional and ethical standards applicable in Brazil, that is, those arising from the professional and technical standards of the Federal Accounting Council (CFC). Those standards require that we comply with ethical requirements, and also that the audit be planned and performed to obtain reasonable assurance about whether the balance of the net book assets determined based on accounting records is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the net book assets, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of the accounting practices used and the reasonableness of accounting estimates made by management.

6 Due to the limitations inherent to the audit process and to the internal control structure, there is an inevitable risk that significant errors may not be detected, even if the audit is properly planned and performed in accordance with applicable auditing standards. Our risk assessment will consider internal controls that are relevant for preparing the Company's balance sheet, for us to determine the audit procedures that are appropriate in the circumstances, but not to express an opinion on the effectiveness of such internal controls. However, we will report in writing any significant deficiencies in the internal control structure that may be significant for the balance sheet identified during our audit procedures. This report is intended solely for the information and use of the Company's management.

7 The balance sheet to be audited is the responsibility of the management. Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting practices adopted in Brazil, and for such internal controls as management determines are necessary to enable the preparation of balance sheets that are free from material misstatement, whether due to fraud or error. The engagement of the audit of the balance sheet and the issuance of the appraisal report on net book assets does not relieve management of this responsibility. Management is also responsible for making available to the auditor all significant information of which it is aware for the preparation of the balance sheet, such as accounting records, related documents and other matters, as well as additional information that may be requested from management for audit purposes, in addition to unrestricted access to the Company's personnel considered as necessary for the auditor to obtain audit evidence.

8 As required by Brazilian approved auditing standards, we will inquire of management and other staff about the information included in the balance sheet and the efficacy of the internal control relating to transactions, records and financial reports. Brazilian approved auditing standards also require that we obtain a representation letter from certain members of management, including the managing director ("*diretor-presidente*"), covering matters which are material to the appraisal report on net book assets. Additionally, management agrees to inform us of facts that may affect the appraisal report on net book assets, of which it may have become aware during the period between the date of the appraisal report on net book assets and the date on which the appraisal report was presented. The results of our audit tests, the responses to our inquiries and the written representations of management comprise the evidential matter upon which we intend to rely in forming our conclusion expressed in the appraisal report on net book assets.

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Petróleo Brasileiro S.A. - Petrobras
August 22, 2013

9 Management has the primary responsibility for the prevention and detection of fraud and errors. In this context, an effective internal control structure reduces the possibility that fraud and errors may occur or, at a minimum, contributes to their being detected, either by management or by the independent auditor.

10 Consequently, although we cannot guarantee the detection of fraud or errors, we will plan and perform our audit to obtain reasonable, but not absolute assurance of detecting errors or fraud that would have a material effect on the balance sheet. Audits are based on the concept of selective testing of the data underlying the balance sheet. Audits are, therefore, subject to the limitation that errors, fraud and illegal acts having a direct and material impact on the financial statements, if they exist, may not be detected. In addition, our consideration of existing control systems will not be sufficient to allow us to provide assurance regarding the reliability and effectiveness of the internal controls related to transactions, records and financial reporting.

11 Our audit will not include a detailed audit of transactions, such as would be necessary to disclose errors or fraud that did not cause a material misstatement of the net book assets. However, we will communicate to you any such matters that come to our attention. In this context, the concept of materiality is considered in relation to the net book assets and not in relation to an absolute or isolated effect.

12 If you intend to publish or reproduce, in printed form or electronically (e.g. on an Internet Web Site), our appraisal report on net book assets or otherwise make reference to PwCAI in a document that contains other information, management agrees to provide us with a draft of such document to read, review and approve before the document is distributed to third parties (regulatory agencies, stock exchanges etc.) and our report included. We emphasize that our appraisal report must be always fully reproduced together with any attachments to it.

13 Our audit will be conducted with the main objective of issuing an appraisal report on the net book value of certain assets in connection with the merger of the Company.

Our audit will not be planned or performed to meet specific transaction requirements or expectations of any third party. Therefore, items of possible interest to a third party may not be specifically addressed. Matters could exist that would be assessed differently by a third party, possibly in connection with a specific transaction.

14 The working papers and files created by us during our audit work, including the electronic documents and files, are the exclusive property of PwCAI, according to the standards governing our professional activities.

15 PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers, each of which is a separate and independent legal entity. Within the context of this network, information belonging to PricewaterhouseCoopers, obtained from its clients, to the extent it is needed for the execution of any service contracted with PricewaterhouseCoopers, may be shared by PricewaterhouseCoopers firms, while maintaining its confidentiality. Therefore, by agreeing with the terms of this engagement letter, you are also agreeing that various PricewaterhouseCoopers firms may share information among them, including information referring to you.

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Petróleo Brasileiro S.A. - Petrobras
August 22, 2013

16 Notwithstanding the contents of the previous paragraph, in the course of providing the audit services, PwCAl may, at its discretion, draw on the resources from other entities and companies comprising the global network of PricewaterhouseCoopers ("Other PricewaterhouseCoopers Firm(s)"). However, the responsibility for the preparation and issuance of reports related to this engagement letter is, and will continue to be, exclusively that of PwCAl, and you agree, pursuant to the terms herein stated, not to file any claim (due to contractual, civil or other provisions) against any Other PricewaterhouseCoopers Firm(s) or against their respective partners, employees and nominees in relation to the audit services which are the object of this engagement letter. Any professionals of other PricewaterhouseCoopers Firm(s) involved in the rendering of the services determined in this engagement letter will act only on behalf of PwCAl. PwCAl assumes full and exclusive responsibility for the actions of the professionals of Other PricewaterhouseCoopers Firm(s) involved in the execution of the services provided for herein.

17 During our engagement, we may develop software, including spreadsheets, documents, databases and other electronic tools to support our work. In some cases, these tools, data and documents could be provided to the Company upon formal request. As these tools are developed specifically for our purposes and without consideration of any purpose for which the Company might use them, they are made available on an "as is" basis for the exclusive use of the Company and should not be distributed to, or shared with, any third party. Accordingly, we make no representations or warranties as to the sufficiency or appropriateness of the software tools for any purpose for which the Company may use them. Any software tools developed specifically for the Company will be covered by a separate engagement letter.

18 During the engagement, to make our communication quicker, we may from time to time communicate with you electronically. However, as you are aware, the electronic transmission of information cannot be guaranteed to be secure or error free and such information could be intercepted, corrupted, lost, destroyed, arrive late or incomplete or otherwise be adversely affected or unsafe to use.

19 Our fee estimates are based on the time required by the individuals assigned to the engagement. Individual hourly rates vary according to the degree of responsibility involved and experience and skill required.

20 We estimate that our fees for this appraisal report engagement will be R$ 25,000.00 (twenty-five thousand reais). This estimate takes into account the agreed-upon level of preparation and assistance from Company personnel; we will advise management should this not be provided or should any other circumstances arise which may cause actual time to exceed the estimate.

21 These fees will be paid in a single installment, after the issuance of our appraisal report.

22 Our fees take the following into consideration:

(a) Support from the Company's personnel for prior preparation of analyses (requests for analyses) and account reconciliations, which are necessary for the closing of accounts and to prepare the balance sheet and critical for the audit, as well as the identification and separation of documents on file, and the supply of information in response to our inquiries.

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Petróleo Brasileiro S.A. - Petrobras
August 22, 2013

We emphasize that correct and full completion of requests for analyses (to be prepared in advance of our visits) on a timely basis is critical for the assignment to be completed efficiently and within the proposed budgeted hours. Our process of requesting our clients to prepare these analyses and schedules is actually advantageous and cost-effective to the Company, since our time is exclusively dedicated to the review of information and data relating to the accounts, rather than their compilation.

(b) Fees for additional consultations involving our specialized departments or services shall be charged separately, and the fees will be discussed with and approved by you prior to the issuance of the related invoices.

(c) As mentioned above, our fees include certain taxes, tariffs, contributions and other charges levied on the contracted services under current legislation as of the issue date of this engagement letter. Because PwCAI is a partnership of professionals of a legally regulated profession, the firm pays the Services Tax ("ISSQN") at a fixed amount based on the number of professionals in the partnership, and the ISSQN included in our fees has been calculated in this manner.

(d) The parties hereby agree that any alterations that may increase the tax burden on our services, such as the enactment of new taxes, an increase in tax rates, the levying of ISSQN in a manner other than as described in item (c) above, a change in the usual practices of the tax authorities, administrative and/or court decisions or a change in the interpretation of applicable tax legislation, will result in a corresponding adjustment to the fees agreed hereunder, in the same amount. PwCAI will communicate in writing any such change and its impact on the fees, as well as the date such change becomes effective.

(e) The fees shall be subject to revision by the parties whenever there is a contractual imbalance because of changes in the economic and financial environment of the country, or if there is an increase in the scope of the contracted services, as formalized in writing through an amendment executed by both parties.

23 Any additional services that you may request and that we agree to provide will be the subject of separate written arrangements.

24 It is our desire to provide you at all times with a high quality service to meet your needs. If, at any time, you would like to discuss with us how our services to you could be improved or if you are dissatisfied with any aspects of our services, please raise the matter immediately with the partner responsible for that aspect of our services to you. If, for any reason, you would prefer to discuss these matters with someone other than that partner, please contact Mr. Ivan Clark, the lead partner of our office (21) 3232-6069. In this way, we are able to ensure that your concerns will be dealt with carefully and promptly.

25 In addition, our organization maintains a client satisfaction monitoring program, which includes interviews and written surveys with randomly selected clients each year.

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Petróleo Brasileiro S.A. - Petrobras
August 22, 2013

26 The contract formed by this engagement letter, when accepted by you, shall be governed by, and construed in accordance with the laws of Brazil and it is hereby irrevocably agreed and accepted that the courts of São Paulo shall have exclusive jurisdiction to settle any claim, difference or dispute, including, without limitation, claims for setoff or counterclaims which may arise out of or in connection with this contract. Each party irrevocably waives any claim that the action has been brought in an inappropriate forum or that such courts do not have jurisdiction.

27 Please acknowledge receipt of this letter and your agreement to the terms of our engagement as set out herein by signing the enclosed copy of the letter in the space provided and returning it to us. If your "in agreement" cannot be provided in the next 30 days, we reserve the right to review the terms and other conditions of this engagement letter.

28 If you require any further information or wish to discuss the terms of our engagement further, please do not hesitate to contact us.

Yours faithfully,

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Marcos Donizete Panassol
Contador CRC 1SP155975/O-8 "S" RJ

In agreement:

Petróleo Brasileiro S.A. - Petrobras

Date

7 of 9

**Attachment 1**

## Petrobras International Finance Company

**Spreadsheet of unit prices**

| | | (Number x Unit price) | |
|---|---|---|---|
| **Service** | **Number/ unit** | **Unit price R$** | **Partial price R$** |
| Services related to the issuance of an appraisal report on net book assets of Petrobras International Finance Company at July 31, 2013. | 1 audit | 25,000.00 | 25,000.00 |
| | | Total | 25,000.00 |

*

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**Attachment 2**

## Petrobras International Finance Company

**Spreadsheet of hours**

**Number of hours**

**Services**

| Category | Number of technicians | Total hours | Unit value per hour R$ | Total amount R$ |
|---|---|---|---|---|
| Partner / Director | 1 | 5 | 800.00 | 4,000.00 |
| Manager | 1 | 13 | 400.00 | 5,000.00 |
| Seniors | 1 | 54 | 180.00 | 9,630.00 |
| Assistants | 2 | 55 | 115.82 | 6,370.00 |
| | 5 | 126 | 198.41 | 25,000.00 |

* * *

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**Petróleo Brasileiro S.A. - PETROBRAS,**

**Registered office: Avenida República do Chile, 65, Centro, Rio de Janeiro, RJ, Brazil,**

**CNPJ: 33.000.167/0001-01**

**(the "Recipient Company")**

This explanatory report of the Board of Directors of the Recipient Company relates to the demerger of the commercial assets and liabilities of Petrobras International Finance Company S.A. (the "**Demerged Company**"), a public company limited by shares (*société anonyme*) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 40, Avenue Monterey, L-2163 Luxembourg, shown in the Pro Forma Balance Sheet in Exhibit A (the "**Demerged Assets and Liabilities**") into the Recipient Company, (the Demerged Company together with the Recipient Company are referred to as the "**Companies**") (the "**Demerger**").

The purpose of this report is to explain the terms and conditions of the Demerger (the "**Demerger Project**") pursuant to Article 293 of the law of 10 August 1915 on Commercial Companies, as amended (the "**Luxembourg Law**") and 224, 225, 226, 227, 229 and 233 of the Brazilian Corporation law nº 6.404 of 15 December 1976 (the "**Brazilian Law**").

**I. Rationale of the Demerger**

The Demerger is motivated by reasons of restructuring and rationalization of the structure and activities of the Companies and the group of which they form part, including particularly an organizational and administrative simplification. From an economic point of view the Demerger has no other consequences than the expected improvement of efficiency and cost reduction.

**II. Effective Date of the Demerger**

The Demerger shall become effective (a) between the Demerged Company and the Recipient Company as at the later of (i) the date of the extraordinary general meeting (the "**EGM**") of the sole shareholder of the Demerged Company to be held before a Luxembourg notary approving the Demerger and (ii) the date of the approval of the Demerger by the shareholders of the Recipient Company in an EGM contemplated to opportunely be convened (the "**Approval**") (the "**Effective Date**") and (b) towards third parties as of the later of (i) the date of the publication of the minutes of the EGM in the Mémorial C in accordance with the Luxembourg Law and the publication of the Approval contemplated to occur 15 (fifteen) days after the date of the EGM, at the most, and (ii) (A) at the date of Approval, in case the minutes of the shareholders general meeting of the Recipient Company is filed with the Rio de Janeiro Commercial Registry (Junta Comercial do Estado do Rio de Janeiro - "**JUCERJA**") within 30 (thirty)

**Petróleo Brasileiro S.A. – PETROBRAS**

**Sede Social: Avenida República do Chile, 65, Centro, Rio de Janeiro, RJ, Brasil**

**CNPJ: 33.000.167/0001-01**

**(a "Sociedade Incorporadora")**

**Relatório do Conselho de Administração da Sociedade Incorporadora**

Este relatório do Conselho de Administração da Sociedade Incorporadora refere-se à cisão parcial dos ativos e passivos comerciais da Petrobras International Finance Company S.A. (a "**Sociedade Cindida**"), uma sociedade por ações (*société anonyme*) regida pelas leis do Grão-Ducado de Luxemburgo, com sede social na Avenida Monterey, 40, L-2163, Grão-Ducado de Luxemburgo, conforme demonstrado no Balanço Pro forma constante do Anexo A (a "**Parcela Cindida**") para a Sociedade Incorporadora, (a Sociedade Cindida juntamente com a Sociedade Incorporadora referidas como as "**Sociedades**") (a "**Cisão Parcial**").

O objetivo deste relatório é explicar os termos e condições da Cisão Parcial (o "**Projeto de Cisão Parcial**"), nos termos do artigo 293 da lei datada de 10 de Agosto de 1915 sobre Sociedades Comerciais, conforme alterada (a "**Lei de Luxemburgo**") e artigos 224, 225, 226, 227, 229 e 233 da Lei das Sociedades por Ações nº 6.404, de 15 de Dezembro de 1976 (a "**Lei Brasileira**").

**I. Fundamentação da Cisão Parcial**

A Cisão Parcial é motivada por razões de reestruturação e racionalização da estrutura e atividades das Sociedades e do grupo de que fazem parte, incluindo, em particular, uma simplificação organizacional e administrativa. Do ponto de vista econômico, a Cisão Parcial não tem outras consequências além da esperada melhoria de eficiência e redução de custos.

**II. Data de Eficácia da Cisão**

A Cisão Parcial produzirá efeitos (a) entre a Sociedade Cindida e a Sociedade Incorporadora, na última data entre (i) a aprovação da Cisão Parcial pelo único acionista da Sociedade Cindida em assembleia geral extraordinária (a "**AGE**"), a ser realizada perante um notário de Luxemburgo e (ii) a data da aprovação da Cisão Parcial pelos acionistas da Sociedade Incorporadora em AGE a ser oportunamente convocada (a "**Aprovação**") (a "**Data de Eficácia**") e (b) em relação a terceiros na ocorrência do último entre (i) a data da publicação da ata da AGE no Mémorial C de acordo com a Lei de Luxemburgo e a data da publicação da Aprovação, previstas para ocorrer em até 15 (quinze) dias após a data da AGE, e (ii) (A) na data da Aprovação, no caso da ata da AGE da Sociedade Incorporadora ser arquivada na Junta Comercial do Estado do Rio de Janeiro ("**JUCERJA**") no prazo de 30 (trinta) dias a contar da Aprovação de acordo com o artigo 36 da Lei de Registro Público de Empresas Mercantis, nº 8.934, de 18 de days of the Approval according to Article 36 of the Brazilian Public Registration of Legal Entities Law, nº 8.934 of 18 of November of 1994 or (B) in case the minutes of the shareholders general meeting of the Recipient Company have not been filed with the JUCERJA within 30 (thirty) days after the date of the Approval, at the date of obtaining the JUCERJA's approval of the registration of these minutes.

novembro de 1994 ou (B) no caso da ata da AGE da Sociedade Incorporadora não ter sido arquivada na JUCERJA no prazo de 30 (trinta) dias após a data da Aprovação, na data da obtenção da aprovação pela JUCERJA do registro desta ata.

The Recipient Company will become the legal owner of the Demerged Assets and Liabilities by operation of law on the Effective Date.

A Sociedade Incorporadora se tornará a proprietária legal dos ativos e passivos que compõem a Parcela Cindida por força de lei na Data de Eficácia.

For accounting purposes, the transfer of the Demerged Assets and Liabilities to the Recipient Company will be deemed to be effective and conducted on behalf of the Recipient Company as from the Reference Date, defined as the date upon which the balance sheet that will be used as reference to the independent Luxembourg expert report and the Brazilian expert report will be raised and all the changes occurred on the net asset of the Demerged Company will be registered on the Demerged Company's books and after the Demerger transferred to the Recipient Company on their accounting value.

Para fins contábeis, a transferência da Parcela Cindida para a Sociedade Incorporadora será considerada eficaz e realizada em nome da Sociedade Incorporadora na Data de Referência, definida como a data em que o balanço que será utilizado como referência para o laudo de avaliação da empresa especializada de Luxemburgo e o laudo de avaliação brasileiro será levantado, e todas as mudanças que ocorram no patrimônio líquido da Sociedade Cindida serão registradas nos livros da mesma e depois da Cisão Parcial transferidos para a Sociedade Incorporadora pelo seu valor contábil.

## III. Legal consequences of the Demerger

## III. Consequências jurídicas da Cisão

*a. Transfer of the Commercial Assets and Liabilities to the Recipient Company:*

*a. Transferência da Parcela Cindida para a Sociedade Incorporadora:*

On the Effective Date, the Recipient Company will acquire the entirety of the Demerged Assets and Liabilities of the Demerged Company, by operation of law, such that at the Effective Date (i) all of the Demerged Assets and Liabilities of the Demerged Company shall be vested in the Recipient Company and shall thereafter be the property of the Recipient Company, (ii) the Recipient Company shall be liable for all obligations of the Demerged Company in connection with the Demerged Assets and Liabilities, provided, however, notwithstanding the foregoing, amounts stemming from the Demerged Assets and Liabilities owing between the Recipient Company and the Demerged Company shall be cancelled for no consideration.

Na Data de Eficácia, a Sociedade Incorporadora irá adquirir a totalidade da Parcela Cindida da Sociedade Cindida, por força de lei, de tal forma que na Data de Eficácia (i) todos os ativos e passivos que compõem a Parcela Cindida da Sociedade Cindida serão vertidos para a Sociedade Incorporadora e serão, desse momento em diante, propriedade da Sociedade Incorporadora, (ii) a Sociedade Incorporadora será responsável por todas as obrigações da Sociedade Cindida em conexão com a Parcela Cindida, ressalvado que, não obstante o acima exposto, os valores integrantes da Parcela Cindida que sejam devidos de parte a parte entre a Sociedade Incorporadora e a Sociedade Cindida sejam cancelados sem contrapartida.

The Demerger will take place without any solidarity (joint and several liability) between the Demerged Company and the Recipient Company and as a consequence the Demerged Company will remain the sole responsible for the payment of its debts and obligations and the Recipient Company will be responsible solely for the debts and obligations included in the Demerged Assets and Liabilities.

A Cisão Parcial ocorrerá sem qualquer solidariedade (responsabilidade solidária) entre a Sociedade Cindida e a Sociedade Incorporadora, e como consequência, a Sociedade Cindida continuará a ser a única responsável pelo pagamento de suas dívidas e obrigações, e a Sociedade Incorporadora será responsável unicamente pelas dívidas e obrigações constantes da Parcela Cindida.

*b. No issuance of new shares by the Recipient Company*

*b. Não haverá emissão de novas ações pela Sociedade Incorporadora*

No new shares of the Recipient Company shall be issued arising from the Demerger because the Demerged Company is wholly owned by the Recipient Company and was already registered in its consolidated financial statements.

Não serão emitidas novas ações pela Sociedade Incorporadora em decorrência da Cisão Parcial devido ao fato de a Sociedade Cindida ser subsidiária integral da Sociedade Incorporadora e já estar reconhecida nas demonstrações financeiras consolidadas da Sociedade Incorporadora.

After the Demerger the Demerged Company will continue to exist as legal entity and will remain the sole owner of and the sole responsible for the assets and liabilities which will not be part of the Demerged Assets and Liabilities. The activities of the Demerged Company in connection with the

Após a Cisão Parcial a Sociedade Cindida manterá sua personalidade jurídica e continuará a ser a única proprietária e a única responsável pelos ativos e passivos que não fizerem parte da Parcela Cindida. As atividades da Sociedade Cindida em conexão com os ativos e passivos

Demerged Assets and Liabilities will be continued by the Recipient Company.

integrantes da Parcela Cindida serão continuadas pela Sociedade Incorporadora.

c. *No special valuation difficulties of the Demerged Assets and Liabilities*

c. *Inexistência de dificuldades na avaliação da Parcela Cindida*

No special valuation difficulties of the Demerged Assets and Liabilities have arisen.

Nenhuma dificuldade especial foi levantada na avaliação da Parcela Cindida.

## IV. Legal procedure

## IV. Procedimento Legal

The Demerger shall comply with Articles 285 and following of the Luxembourg Law dealing with demergers and Articles 224, 225, 226, 227, 229 and 233 of the Brazilian Law.

A Cisão Parcial deve cumprir com os artigos 285 e seguintes da Lei de Luxemburgo que trata de cisões, e artigos 224, 225, 226, 227, 229 e 233 da Lei Brasileira.

Signed on November 12th, 2013.

Assinado em 12 de novembro de 2013.

**Maria das Graças Silva Foster**

**CEO and member of the Board of Directors of PETROBRAS/Presidente da PETROBRAS e Membro do Conselho de Administração**

| **Exhibit A** | **Anexo A** |
|---|---|

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.